                                                                       EXHIBIT 1

[ASHANTI LOGO]

ANNUAL REPORT 2003

                                                                               .
                                                                               .
                                                                               .

                                                                  [ASHANTI LOGO]

CONTENTS
--------
Chairman's Statement                              2
Highlights                                        3
Chief Executive's Review                          4
Social Responsibility and Sustainability          6
Operations Review                                 8
Gold Production Summary                          12
Ore Reserves and Mineral Resources               14
Financial Review                                 16
Glossary                                         19
Board of Directors                               20
Report of the Directors                          21
Corporate Governance                             22
Directors' Responsibilities                      24
Independent Auditors' Report                     25
Group Profit and Loss Account                    26
Group Balance Sheet                              27
Group Cash Flow Statement                        28
Reconciliation of Movements in
  Group Shareholders' Funds                      29
Company Balance Sheet                            30
Notes to the Financial Statements                31
Hedging Appendix                                 48
Five Year Financial Summary                      52
Shareholder Information                          53
Officers                                         55
Forward Looking Statements                       56
Corporate Information                            57

ASHANTI GOLDFIELDS COMPANY LIMITED IS AN AFRICAN-BASED INTERNATIONAL GOLD MINING AND EXPLORATION GROUP WITH SIX PRODUCING MINES IN FOUR AFRICAN COUNTRIES: GHANA, GUINEA, TANZANIA AND ZIMBABWE.

THE MINES IN WHICH THE GROUP HAS INTERESTS HAVE 25.7 MILLION OUNCES OF GOLD ORE RESERVES. ASHANTI HAS EXPLORATION PROJECTS IN EIGHT AFRICAN COUNTRIES AND IS LISTED ON FOUR INTERNATIONAL STOCK EXCHANGES.

ASHANTI'S VISION

-    To be a premier precious metals mining company in Africa

OBJECTIVES
Ashanti's Objectives are to:

-    Consolidate our position as a premier African gold producer

-    Maintain or improve operational and financial track record

-    Maintain the best mining practices and the highest safety standards

-    Enhance shareholder value for the long term

-    Be a good corporate citizen

STRATEGY

Ashanti's Strategy seeks to:

-    Increase ore reserves

-    Maintain cash generation through strong operational performance

- Maintain appropriate levels of protection and commitment levels in our hedge book

- Secure operational and financial gains by continually improving systems and resources

-    Achieve NOSA integrated four or five star rating across the Group

-    Participate in the ongoing consolidation in the gold industry

                                                                  [ASHANTI LOGO]

2    CHAIRMAN'S STATEMENT

                                                                  [ASHANTI LOGO]

A revitalised gold market, continued enthusiasm for consolidation in the industry and related developments formed the backdrop to the financial performance of Ashanti in 2003.

During the year, Ashanti commenced formal merger talks with AngloGold Limited of South Africa (`AngloGold'), an expansion programme was completed at Iduapriem/Teberebie mine, and further plant expansion commenced at the Siguiri mine. The Group's remarkable safety performance was also maintained throughout the year.

Ashanti's financial position was improved by further reduction in the Group's net debt. In view of the delay in effecting the rights issue due to the proposed merger and the increased capital expenditure of the Siguiri Carbon-in-Pulp (CIP) project, Ashanti has entered into additional financing arrangements with AngloGold, details of which are included in the financial review.

STOCK MARKET PERFORMANCE

The year was the most active in the Company's stock trading history. Volumes traded in 2003 registered over an 80% increase in the previous years' figures. The stock opened in January 2003 on the New York Stock Exchange at US$5.85 and ended the year over 120% higher at US$13.04. The gold price over the same period rose from US$344 per ounce to over US$400 per ounce.

EARNINGS AND DIVIDEND

Group earnings before exceptional items were US$54.8 million, a decrease of US$24.9 million on 2002 earnings, arising mainly from operational difficulties which were duly reported in our quarterly reports.

At year end, the Group's gross debt stood at US$242.3 million, a reduction of over US$450 million from its high point during 2000 of US$693.7 million.

The Board is unable to recommend the payment of a dividend this year because of the significant negative reserves position at 31 December 2003.

GOLD INDUSTRY

The gold price experienced its best year since 1996 as it surpassed the US$400 mark at the end of the year. Gold traded from US$344 per ounce at the end of 2002 and US$416 per ounce at the end of 2003.

INVESTOR RELATIONS

Ashanti's stock performance in the year benefited significantly from the formal announcement of merger negotiations with AngloGold and subsequent developments. The share price rose to US$14.08, the highest price since 1999. In 2003, Ashanti continued to enjoy support from its two major shareholders, Lonmin Plc and the Government of Ghana who have agreed to vote in favour of the Scheme of Arrangement relating to the merger proposal.

BOARD OF DIRECTORS

Mrs Eleanor Darkwa Ofori Atta and Mr Trevor Stanley Schultz retired from the Board with effect from 31 December 2003, having attained their normal retirement ages. Mrs Ofori Atta and Mr Schultz were appointed to the Board in March 1994 and October 1996 respectively. We thank them for their service and wish them well in the future.

EMPLOYEES AND THE COMMUNITY

Ashanti's employees continue to be one of its most valuable assets. Their hard work, understanding and dedication have ensured the achievement of Ashanti's corporate objectives in critical areas like production, finance and safety, inspite of the challenging environment in which they have had to operate. The Board takes this opportunity to acknowledge their invaluable role in the Group's overall performance.

During 2003 our partnership with the communities within which we operate was actively pursued. Various development projects were undertaken in this area, details of which are set out in a separate section of this report.

FUTURE

Your Board remains committed to the proposed merger with AngloGold and anticipates it to be concluded in April 2004. The merger should create one of the world's largest gold mining companies with better prospects.

As this may be the last time your Board will report to you as a separate corporate entity, I take this opportunity to thank my colleagues and all stakeholders for their support and cooperation during my tenure as Chairman and wish all those who have helped bring Ashanti thus far a prosperous future.

/s/ M E Beckett
---------------------------
M E BECKETT CHAIRMAN

HIGHLIGHTS                                                                     3

                                                                  [ASHANTI LOGO]

SALIENT FEATURES

- Annual earnings before and after exceptional items were US$54.8 million (2002: US$79.7 million) and US$49.2 million (2002: US$56.2 million) respectively

-    Group meets its annual production target of 1.6 million ounces

-    Geita and Iduapriem mines each achieved record production

- Total cash operating costs per ounce increase by 11.5% from US$199 to US$222

-    Safety record improved further to 0.30 injuries per 200,000 hours worked

- Exploration at Obuasi, Geita and Siguiri continues to yield encouraging results

-    Proposed merger with AngloGold expected to complete in April 2004

HIGHLIGHTS                                                2003           2002
--------------------------------------------------------------------------------
FINANCIAL (US$)
Total turnover                                             564.9m         552.2m
Earnings before exceptional items                           54.8m          79.7m*
Earnings after exceptional items                            49.2m          56.2m
Earnings per share before exceptional items                  0.43           0.67*
Earnings per share after exceptional items                   0.38           0.47
--------------------------------------------------------------------------------
GOLD PRODUCTION (ounces)
Obuasi                                                    513,163        537,219
Bibiani                                                   212,716        242,432
Iduapriem/Teberebie                                       243,533        185,199
Siguiri                                                   252,795        269,292
Freda-Rebecca                                              51,091         98,255
Geita (group share)                                       330,523        289,522
TOTAL                                                   1,603,821      1,621,919
--------------------------------------------------------------------------------
TOTAL PRODUCTION COSTS BEFORE EXCEPTIONAL ITEMS (US$ per ounce)
Cash operating costs                                          222            199
Royalties                                                      11              9
Depreciation and amortisation                                  49             54
TOTAL                                                         282            262
--------------------------------------------------------------------------------
ORE RESERVES AND MINERAL RESOURCES  (million ounces)**
Proved and Probable Ore Reserves                             25.7           27.8
Measured, Indicated and Inferred
Mineral Resources                                            64.2           54.0
--------------------------------------------------------------------------------

*Earnings before exceptional items in 2002 excludes refinancing and restructuring costs of US$23.5 million

**Represents 100% of the mines' Ore Reserves and Mineral Resources

4    CHIEF EXECUTIVE'S REVIEW

                                                                  [ASHANTI LOGO]

OVERVIEW

At the start of 2003 we announced that Ashanti would be facing a challenging year at its operations regarding production and cash operating costs. We targeted production at approximately 1.6 million ounces and estimated that cash operating costs were expected to increase by approximately 10%. Ashanti achieved the 1.6 million ounces production target but the increase in cash operating costs of 11.5% was higher than our expectations.

SAFETY, HEALTH AND ENVIRONMENT

In 2002 we reported a strong safety performance with Lost Time Injury Frequency Rate (LTIFR) of 0.37 injuries per 200,000 hours worked (2001: 0.58 injuries per 200,000 hours worked). Given the high emphasis that Ashanti places on the safety and health of its employees, I am pleased to announce that we have further improved upon our 2002 performance and achieved a LTIFR of 0.30 injuries per 200,000 hours worked in 2003.

OPERATIONS

With the resolution of the plant expansion difficulties at Iduapriem and the progress achieved at the Nyankanga pit cut back at Geita, Ashanti increased production during the second half of the year. Total production of 1.604 million ounces was marginally lower than the 1.622 million ounces produced in 2002. Both Iduapriem and Geita mines achieved record annual production of 243,533 ounces (2002: 185,199 ounces) and 661,045 ounces (2002: 579,043 ounces) respectively.
The Obuasi and Siguiri mines on the other hand performed below expectations due to lower grades and metallurgical recovery. Operating difficulties continued to impact adversely on Freda-Rebecca's production.

Total cash operating costs for 2003 at US$222 per ounce were 11.5% higher than the US$199 per ounce recorded in 2002 due to rising fuel prices, increases in power costs and wages, rising costs of reagents and the appreciation in currencies of countries from which we source our major imports.

FINANCIAL PERFORMANCE

The above operating results together with the lower release of deferred hedging income reduced Ashanti's earnings before exceptional items to US$54.8 million (2002: US$79.7 million). Earnings per share before and after exceptional items for the year were US$0.43 (2002: US$0.67) and US$0.38 (2002: US$0.47)
respectively. Earnings after net exceptional charges of US$5.6 million (2002:
US$23.5 million) were US$49.2 million (2002: US$56.2 million).

During the year, the Ashanti hedge porfolio was restructured further and the Group's net debt level as at 31 December 2003 was reduced to US$169.5 million (2002: US$215.6 million) following the repayment of shareholder loans of US$30.0 million from the Geita mine and the Group's debt repayments.

EXPLORATION

On the exploration front, Ashanti continued to achieve further encouraging results from our focused mine site exploration.

At Obuasi, we have opened up a number of drilling sites at the 50 level in order to gain access for further deep drilling. During the year, we continued to obtain high grade intercepts along the Obuasi trend.

At Geita, our objective of increasing the resource base was successful with the mine's total Mineral Resources increasing by 2.3 million ounces to 18.6 million ounces (50% attributable to Ashanti).

At Siguiri, we are encouraged by the delineation of new saprolite resources which will be processed more efficiently through the new CIP plant, when completed.

THE PROPOSED MERGER

On 16 May 2003, AngloGold and Ashanti confirmed that they were in discussions regarding a proposed merger of the two companies. On 4 August 2003 the companies announced that terms had been agreed for a recommended merger at an exchange ratio of 0.26 AngloGold shares for every Ashanti share, and that they had entered into a transaction agreement governing the terms of the proposed merger. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin agreed, amongst other things, to vote its Ashanti shares in favour of the merger.

Following the announcement of these agreements, Ashanti received a merger proposal from Randgold Resources Limited ("Randgold"). After further discussions with AngloGold and detailed, careful consideration of the Randgold proposal, and following an increase by AngloGold in the offer consideration to

CHIEF EXECUTIVE'S REVIEW                                                      5

                                                                  [ASHANTI LOGO]

0.29 AngloGold shares for every Ashanti share, the Ashanti Board announced on 14 October 2003 that it was recommending an improved final merger offer from AngloGold. Following receipt of a revised proposal from Randgold on 24 October 2003, the Board announced on 27 October 2003 that it had unanimously resolved to continue to recommend AngloGold's improved final merger offer. The merger is to be effected by means of a Ghanaian Scheme of Arrangement under section 231 of the Companies Code, which requires the approval of Ashanti shareholders and confirmation of the High Court of Ghana.

On 28 October 2003, the Government announced its support for the merger and the principal terms of a stability undertaking which the Government intended to enter into with AngloGold. On 12 December 2003, AngloGold and the Government entered into the Government Support Deed, pursuant to which the Government agreed, among other things, to vote its Ashanti shares in favour of the merger. The Stability Agreement requires the approval of the Parliament of Ghana and is currently being considered by the Members of Parliament.

On 12 January 2004, the US Securities and Exchange Commission confirmed the availability of an exemption pursuant to section 3 (a) (10) of the US Securities Act 1933 (as amended) from the registration requirements under that Act. The EU Commission granted its clearance to the merger on 29 January 2004. AngloGold has also obtained the necessary South African Reserve Bank approval for the merger. Certain other regulatory consents are in the process of being obtained.

In the absence of any unforeseen delays, it is expected that the merger will be completed in April 2004.

COMMUNITY RELATIONS

Ashanti's commitment to the development of communities in and around the sites of our operations is well known and recognised. Benefits include the provision of employment, infrastructure, health care, education and micro-finance. In addition agriculture, sports and recreation are actively promoted in the communities. Our proposed merger partner, AngloGold, shares the same commitment in this area and has an excellent track record in community relations. Once the merger goes ahead, the enlarged entity will continue to take these initiatives to even higher levels.

EMPLOYEES

The proposed merger with AngloGold is a reflection of the potential of our dedicated and hard-working employees. Ideem it a privilege to have worked with our employees to record their list of achievements and assure them that the proposed merger will present them with even more interesting opportunities to employ the considerable experience and the skills we have developed over the years, to make for an even better future.

OUTLOOK FOR 2004

The Group expects to achieve in 2004 production broadly in line with the performance recorded in 2003 and cash operating costs in line with inflation.

CONCLUSION

I have presented this year's report with positive memories of our Company's history from its inception as a single mine company in 1897 to its present stage of being on the threshold of becoming an integral part of a larger entity, which will be one of the world's largest gold mining companies.

This could not have been achieved without the unflinching support of all our stakeholders. Indeed you stood by us through happy, exciting and challenging times. On behalf of the entire Ashanti team, I take this opportunity to express our deep sense of gratitude and reassure you all that the objectives which attracted you to Ashanti will be pursued further in the next phase of Ashanti's life.

/s/ S E Jonah
---------------------------------------------------
S E JONAH CHIEF EXECUTIVE & GROUP MANAGING DIRECTOR

6    SOCIAL RESPONSIBILITY AND SUSTAINABILITY

                                                                  [ASHANTI LOGO]

While aiming at maximising shareholder value, Ashanti promotes measures, which are designed to impact positively on the communities in which we operate. We recognise that Ashanti's sustained growth and enduring success in these areas can best be realised through mutually beneficial partnership with these communities, although the socio-economic pressures which such communities face, are often challenging.

We recognise that, just as sustainability requires corporate entities to be environmentally responsible, it also requires social awareness. This is achieved in a manner which ensures that the needs and aspirations of all our many shareholders and stakeholders are integrated into our corporate drive as emphasised in the Global Concept of the United Nations to which Ashanti is a signatory.

HEALTH

With a budget of about US$1.6 million last year, the 180-bed Arthur Cade Hospital at Obuasi continues to treat both employees and non-employees from the environs and even beyond. Out of the more than 170,000 patients treated in the hospital annually, 35% of the patients come from the outlying communities Laboratory and ambulance services are also provided for the private and government hospitals/clinics in the Adansi West and East Districts.

The Company is also financing the construction of a modern eye clinic at the Bryant Mission Hospital at Brahabebome, near Obuasi for the community as well as Ashanti employees.

There are active education programmes at all our mines In the Geita mine, for example, the operation has partnered the Africa Medical Research Foundation, an international non-governmental organisation (NGO) with a good record, to providing health and counselling services to those in the Geita community.

Operating on an initial budget of US$300,000, for a three-year period, which ended in 2003, the Geita mine Community Health Project introduced a sustainable programme of health promotion, disease prevention, and improved treatment with a particular focus on HIV and other sexually transmitted diseases, tuberculosis and malaria.

The project provided free and anonymous HIV testing and counselling. The aim was to promote safer sexual behaviour and the impact of the project so far has been impressive. Increasingly, large numbers of people are attending counselling sessions, getting tested for HIV, and getting trained as peer counsellors to assist victims in their respective communities.

In Ghana, the Iduapriem mine, in collaboration with Ghana Aids Commission, is setting up a Voluntary Counselling and Testing Centre at Tarkwa to offer free services for its employees and the general public

The centre is expected to be operational by the second quarter of 2004.

The Freda-Rebecca mine in Bindura, Zimbabwe, working hand in hand with Zimbabwe AIDS Prevention Support Network (ZAPSO), successfully trained more than 200 peer educators, compared with 70 employees, which were trained in 2002. The activities of these peer educators have heightened awareness of HIV/AIDS on the mine and in the communities.

Freda-Rebecca is also assisting employees living with HIV with inputs to set up their own farms to produce vegetables and poultry birds to supplement their nutritional requirements. About 40 employees benefited from the scheme last year.

EDUCATION

Ashanti recognises the importance of educating the rural youth. Over the years, school enrolment levels have risen markedly in the communities in which we operate. The Company has achieved this by financing and often constructing school and classroom blocks. In 2003, the Iduapriem and Bibiani mines financed the construction of fully furnished Early Childhood Development Centres at Adieyie and Bibiani Old Town.

In Tanzania, the Geita mine assisted in the construction of community schools in Nyakabale, Nyamalembo, Kamena, Bukwimba, Katoro and Kamhanga and they continue to benefit substantially from the mine's education budget.

These schools are in addition to those, which are built on mine properties for the children and dependents of our employees. Admission to these schools is highly sought, since standards are high. Furthermore, the Company offers scholarships to about 1,500 children annually who gain admission to second and third-cycle institutions.

The Company has sponsored a number of senior managers for education programmes overseas, enabling them to earn second and in some cases, third degrees. Most recently, an on-the-job programme was set up in collaboration with Henley College of the United Kingdom. This has allowed the Company to graduate larger numbers of our young professionals through the Advanced Management, and/or MBA programmes.

Following the decomissioning of the Ayanfuri mine, the Group donated the entire physical structures, made up of several housing units to the Upper Denkyira District Council, for its proposed Teacher Training College.

The Company has also initiated various training programmes, mostly at Obuasi. These include the Apprenticeship Training Programme, the Graduate Apprenticeship Programme, and the Practical Attachment Programme. The programmes range from three months to two years in duration and in 2003 alone some 500

SOCIAL RESPONSIBILITY AND SUSTAINABILITY                                       7

                                                                  [ASHANTI LOGO]

locals, as compared to 400 in 2002, benefited. Initially, these were meant exclusively for members of staff who wanted to develop their skills, but recently promising school leavers and graduates from the country's tertiary schools have also benefited from the scheme.

Ashanti also provides virtually free education in the communities at Obuasi, Bibiani and Siguiri for employees' children and scholarship is provided annually to wards of employees in senior secondary schools, polytechnics and universities.

INFRASTRUCTURE

One important feature of Ashanti's contribution to a community is its commitment to the development of the infrastructure in the areas we operate and include water, electricity where previously none existed. Ashanti also extends telephone/Internet technology, which is an essential tool for our own communication to the communities. Roads, and other facilities are often provided.

Among the highlights in community activities for instance, Obuasi provides electricity to Sansu and Anyinam, and most recently more than a dozen villages, which are all located in the Amansie and Adansi districts have benefited from Ashanti's rural electrification assistance programme. Freda-Rebecca in Zimbabwe donated sewage ponds to the Bindura municipality. Last year, Bibiani completed the construction of a new access road from Mpasetia to Seseko; Iduapriem/Teberebie completed over 12 kilometres of roads in the surrounding villages, and Geita completed the construction of the 67 kilometre Geita-Ilogi road at a cost of US$2 million.

Ashanti continues to provide potable water facilities in Adieyie, Abompuniso and Wangarakrom in Wassa West District in Ghana and Kitania, Baleto, Boucharia and Fatoya in Siguiri in North East Guinea.

The Geita mine in Tanzania constructed a 22 kilometre water pipeline from Lake Victoria to the mine site at a cost of US$2.5 million in 2000. This potable water supply has to date been extended to communities along the pipeline route and has eliminated the perennial water shortages during the dry season. The free supply of water has also ensured year-round cultivation of crops and livestock rearing and curtailed water-borne diseases.

MICRO-FINANCE & ENTREPRENEURSHIP

We have initiated micro-finance schemes at Siguiri and Geita, and have contributed approximately US$160,000 to them. At Siguiri, we are working with the Canadian NGO, Adventist Relief Agency (ADRA) to administer and disburse these funds in the villages around the mine.

The bulk of beneficiaries in Geita are mainly former small-scale miners, shop owners, traders, auto/bicycle mechanics and subsistence farmers.

Typical recipients in Siguiri have been women's groups, agricultural groups, and cattle-raising groups. By our estimate, these funds have reached more than 1,500 individuals, with almost 100% repayment rates. The fund receives interest on loans and this is ploughed back for future disbursement.

The Geita Mine is working with two NGOs, Poverty Africa, and Equal Opportunities for all Funds, on a similar basis, and so far, has provided loans to 100 groups, made up of almost 1,500 individuals, not only in the Geita Township but in the entire district as a whole. Poverty Africa provided the beneficiaries with seed money, management and entrepreneurial skills before loan disbursements were made to the groups.

AGRICULTURE

The development of agriculture in our communities is critical, as this is the most suitable and sustainable industry in the communities in which we mine, given the fact that over 90% of the people in the communities we operate are farmers. At the Freda-Rebecca mine, we continue to spend money to provide at no cost to interested employees, plots of land and tillage to grow their own food for consumption. About 200 households are currently participating in this programme.

The Freda-Rebecca mine procures inputs such as fertilisers and seedlings, and sells them on credit to employees and their families, and in 2003 some US$100,000 was spent on this project.

At Bibiani, Ashanti has created facilities to train local youth, mostly school leavers, in piggery, crop, cattle and poultry farming. Beneficiaries are given basic inputs and soft loans to set up their own farms after six months training. Bibiani has provided irrigation facilities to these farmers to ensure year round farming. Over 450 young people have participated in this scheme since its inception in 2000.

SPORTS & RECREATION

Sports and recreation are additional areas where we have invested substantially. Ashanti is an active sponsor of sports at the community and national levels. Obuasi and Bibiani have strong football teams, which play in the premier and first divisions in Ghana respectively, while Siguiri and Freda-Rebecca football teams are active at the district levels.

The Company's modern stadium at Obuasi has often been used to host regional, district and community, as well as national sporting events. The Company's Soccer Academy continued to train talented youth for first and second division teams. The Academy has on occasion served as the venue for camping national footballers and other sportsmen and it is also the home of the Company-owned professional football team, Goldfields Football Club. The club, which has previously represented Ghana in an African clubs tournament, remains one of the main contenders in the Ghana professional league.

8    OPERATIONS REVIEW

                                                                  [ASHANTI LOGO]

OVERVIEW

The Group produced 1.604 million ounces (2002: 1.622 million ounces) to meet its annual gold production target, despite the operational challenges it faced at several mines during 2003. Geita and Iduapriem achieved record levels of production following commissioning of the plant capacity upgrade projects at both mines. At the end of the year, construction of the flash flotation/concentrate regrind project to improve metallurgical recovery from the more refractory ore types at Bibiani was also completed. The project is expected to be commissioned in the first quarter of 2004. At Siguiri, the construction of the CIP project progressed with commissioning currently scheduled for the fourth quarter of 2004/first quarter of 2005.

The principal operational challenges were the leaching kinetics at Siguiri, underground grade control and equipment availability problems at Obuasi, the difficulties tying in the Carbon-in-Leach (CIL) plant expansion at Iduapriem and the increasingly difficult operating environment at the Freda-Rebecca mine. The total Proved and Probable Ore Reserves at our mines decreased, after production depletion, from 27.8 million ounces in 2002 to 25.7 million ounces in 2003.

OBUASI

Obuasi produced a total of 513,163 ounces (2002: 537,219 ounces). Production came from the Sulphide Treatment Plant (STP) for underground ore, the tailings re-treatment plant and the Oxide Treatment Plant (OTP) which processed open pit ore from a number of small low grade deposits and transition ores previously mined and stock piled. Cash operating costs of US$217 per ounce compared with US$198 per ounce in 2002. The higher cost resulted from the spread of the fixed costs over a lower number of ounces produced, higher tonnage of material processed at lower grade and increases in fuel, power and labour charges.

UNDERGROUND MINING

Underground mining operations produced 2,334,000 tonnes, 4% lower than the 2,423,000 tonnes hoisted in 2002. The grade for the year at 7.04 g/t was 6% lower than the 7.48 g/t achieved in 2002 as a result of production from lower grade bulk mining blocks and grade control difficulties. The reduction in tonnage produced was due to low availability experienced on the loaders and electro-hydraulic drill rigs in the second half of the year.

Underground projects in 2003 focused on development and civils work on the skip loading and discharge excavations, installation of the equipping stage and equipping of the head gear section of the Brown Sub-Vertical Shaft (BSVS).

SURFACE MINING

Surface mining operations continued with the development and extraction of the Kunka and Adubrem deposits and completion of the Homase open pit, followed by the commencement of backfilling and land rehabilitation operations.

PROCESSING

A total of 5,218,000 tonnes were processed compared with 4,627,000 tonnes in 2002. The increase resulted from greater use of the OTP which was used to batch process ores from the Homase, Kunka and Adubrem pits as well as transitional material from the previous open pit operations which was stockpiled at the Alata dump and greater throughput at the Tailings Treatment Plant (TTP).

At STP, a total of 2,330,000 tonnes of ore at a grade of 7.00 g/t and a metallurgical recovery of 83.4% was processed as compared to 2,352,000 tonnes at a grade of 7.35 g/t and a metallurgical recovery of 84.8% in 2002. Gold production in 2003 was 437,085 ounces compared with 471,359 ounces in 2002, the reduction being due to the lower feed grade and tonnage. Plant throughput in the first half of the year was impacted by high maintenance downtime on the SAG mill due to a worn out pinion and gearbox. In the second half, the low underground ore supply was the constraining factor.

OTP was operated on a batch basis throughout the year and processed a total of 903,000 tonnes of ore grading 1.87 g/t to produce 32,295 ounces (2002: 435,000 tonnes at 2.06 g/t to produce 23,390 ounces). As a result of the refractory nature of the transitional material processed at OTP, metallurgical recovery reduced to 59.5% from the 81.2% achieved in 2002.

Throughput at the TTP was 1,985,000 tonnes at 2.20 g/t as compared to 1,840,000 tonnes at 2.29 g/t in 2002. Recovery at 31.2% was the same as that achieved in 2002. As a result of the increased throughput, production in 2003 increased to 43,783 ounces from the 42,275 ounces achieved in 2002.

EXPLORATION

Above 50 level, the 2003 exploration effort was largely directed at infill and perimeter definition drilling of the mature exploration blocks at George Cappendell Shaft (GCS), Sansu and BSVS areas. Better intersections from these areas included 16.2 g/t over 4.1 metres, 15.1 g/t over 5.2 metres and 20.6 g/t over 22.9 metres at GCS; 15.9 g/t over 6.0 metres, 11.9 g/t over 4.0 metres and
33.9 g/t over 15.3 metres, whilst 11.5 g/t over 8.2 metres, 11.2 g/t over 27.3 metres and 7.5 g/t over 15.4 metres were obtained from the 41 level BSVS area. In 2004, priority will be given to extending the main levels above 50 level southwards to provide new drill sites to test extensions of the known mineralised corridors. In the north of the mine, exploratory drilling on the Ashanti Spur intersected 98 g/t over 4.7 metres and 20 g/t over 3.1 metres around the 10 level horizon.

The deep level exploration development effort was directed at the establishment of new sites to the north of the presently drilled areas to allow diamond drilling to test the extension of high grade ore shoots in the Kwesi Mensah Shaft (KMS) and Adansi sections of the mine and to target the northward extension of the mineralisation delineated from the 50S 131 south crosscut. Good progress was made on 50 level with a new by-pass tunnel developed between the KMS and Adansi shafts. This tunnel will eventually provide the access further north to the 50N 87E & W crosscuts for drilling to probe the various oreshoots between Adansi and Outen. The 50N 19E crosscut and drill chamber were developed and drilling commenced whilst the 50N 39W crosscut was developed and excavation of the drill chamber is in progress. Accesses will be established at 50S 116E, 104E, 102E & W, 86E and 87W crosscuts respectively as a priority. Better results from drill intersections from the 50 level deeps project area included 41.9 g/t over 3.1 metres, 26.9 g/t over 6.6 metres, 30.1 g/t over 11 metres, 32.4 g/t over 5.8 metres and 16.1 g/t over 3 metres.

Preparations are being made to commence deeper drilling in 2004 from the 50S 42 crosscut, initially targeting mineralisation down to a depth of 2,500 metres and ultimately to 3,000 metres.

OPERATIONS REVIEW                                                              9

                                                                  [ASHANTI LOGO]

OBUASI DEEPS

In 2003, a decision was made to commit a higher level of funding and to accelerate the development and exploration activities required to expand and improve the confidence level in the Mineral Resources that will be included in the feasibility study for the Obuasi Deeps project. Engineering studies on ventilation requirements, alternative mining methods and the infrastructure options for the project were progressed and schedules and capital and operating cost estimates updated to reflect more detailed levels of engineering.

IDUAPRIEM (80% EQUITY)/TEBEREBIE (90% EQUITY)

Gold production by Iduapriem/Teberebie for 2003 was 243,533 ounces compared to the 185,199 ounces recorded in 2002. The higher gold production was due to the increased mill throughput resulting from the upgrade of the processing plant. Cash operating costs increased to US$240 per ounce from US$232 per ounce in 2002, due to high run-on-mine (ROM) rehandle costs and increases in labour, power, fuel and reagents.

At 4,335,000 tonnes, the ore mined in 2003 was slightly lower than the 4,393,000 tonnes produced in the previous year, whilst the mined grade at 1.75 g/t was higher than the 1.66 g/t achieved in 2002. Waste mined was 16,872,000 tonnes, compared to 15,019,000 tonnes in 2002.

Gold production from the CIL plant increased to 219,695 ounces from 147,726 ounces produced in 2002 due to the higher throughput, grade and metallurgical recovery. Recovery was affected in the first half of the year by circuit instability during the prolonged commissioning difficulties. However, by the end of the third quarter, the plant had been optimised for its new configuration and was operating in a stable condition at a capacity of 4.0 million tonnes per annum.

Mill throughput, feed grade and metallurgical recovery in 2003 were 3,754,000 tonnes, 2.00 g/t and 91.0% respectively as compared to the 2,625,000 tonnes,
1.96 g/t and 89.3% achieved in the previous year.

Heap leach production for the year was 23,838 ounces compared to 37,473 ounces in 2002. A total of 1,431,000 tonnes at 1.38 g/t were processed at the Teberebie heap leach plant compared to 1,127,000 tonnes at 1.13 g/t in 2002. Despite the increase in stacked gold from 40,943 ounces in 2002 to 63,489 ounces in 2003, heap leach production decreased reflecting the lower metallurgical recovery, 37.5% in 2003 versus 91.3% in 2002, achieved from the harder, less porous ores being mined and stacked on the leach pads.

BIBIANI

Bibiani produced 212,716 ounces at a cash operating cost of US$216 per ounce during 2003 as compared to the 242,432 ounces at US$180 per ounce the previous year. The anticipated lower grade and the higher tonnage of refractory type ore arising from the pit explain the lower gold production which contributed to the higher cash operating cost per ounce produced.

Ore mined during the year amounted to 3,108,000 tonnes at a grade of 3.09 g/t compared to 2,608,000 tonnes at 3.53 g/t the previous year. In November 2003 a major slip occurred on the west wall immediately to the north of where the previous slip in October 2002 occurred. Consequently, mining operations in the main pit was suspended while an optimal method for the recovery of ore remaining in the pit was undertaken. Work commenced on development of the Russell, Walsh and Strauss satellite pits which are to be mined during 2004 using internal resources.

Milled throughput for the year was 2,591,000 tonnes at a feed grade of 3.29 g/t compared to 2,566,000 tonnes at 3.72 g/t achieved in 2002. The lower than plan throughput was due to maintenance problems on the ROM/crushing section of the plant and intermittent power outages during the rainy season. Due to the mining and processing of more refractory type ore throughout the year, metallurgical recovery decreased to 77.6% from the 79.0% achieved in 2002.

The underground trackless decline was advanced by a distance of approximately 1,200 metres from the portal to just below the base of the main pit. The ramp intersected 6.0 metres at 7.5 g/t and two recent surface exploration holes drilled to the south of the ramp returned 12.5 g/t over 4.3 metres and 10.5 g/t over 4.0 metres. The old 5 level workings are being rehabilitated to allow for geological mapping and sampling of the mineralised zones to commence in the first quarter of 2004.

Mining operations continued at Mpasetia throughout the year and is expected to extend into 2004 following the discovery of additional resources and revaluation of the deposit using a higher gold price.

SIGUIRI - GUINEA (85% EQUITY)

In 2003, Siguiri produced a total of 252,795 ounces at a cash operating cost of US$279 per ounce compared with the 269,292 ounces at US$230 per ounce achieved in 2002. Production and costs were impacted by lower than expected metallurgical recovery rates from the ore stacked during the year, higher mined and processed tonnages as well as increases in power, fuel, labour and reagent costs.

A total of 9,608,000 tonnes of ore and 8,154,000 tonnes of waste were mined compared with the 9,464,000 tonnes and 8,404,000 tonnes respectively in 2002, whilst the mined grade decreased from 1.19 g/t to 1.15 g/t. The heap leach plant processed a total of 9,754,000 tonnes at 1.12 g/t compared with 9,462,000 tonnes at 1.16 g/t in the previous year.

Metallurgical recovery for the year decreased to 72.0% from the 76.3% realised in 2002 as a result of solution dilution from late rains and slow solution recovery rates following the recommencement of third layer stacking in the fourth quarter.

During 2003, the construction work on the CIP project was temporarily suspended following irreconcilable differences with the contractor. In the third quarter, the feasibility study was revised and a new contractor engaged. The project recommenced in the 4th quarter of 2003 at a revised capital cost currently estimated to be in the region of US$75-US$80 million, with the commissioning expected to be in the fourth quarter of 2004/first quarter of 2005.

Following a geological mapping review, exploration drilling was targeted at a new shear corridor striking approximately North-South through the Kosise and Soloni pits. Drill results along the zone linking the pits have demonstrated the continuity of mineralisation along the strike and resulted in an increase in Mineral Resources in this area. Further drilling is programmed to test the extensions of this corridor to the north and south in 2004.

10   OPERATIONS REVIEW

                                                                  [ASHANTI LOGO]

FREDA-REBECCA - ZIMBABWE

Full year production in 2003 was 51,091 ounces at a cash operating cost of US$268 per ounce compared to the 98,255 ounces at US$214 per ounce achieved in 2002. The decline in production was due to a low availability of drill rigs and drilled reserves occasioned by a challenging environment. The higher cash operating costs reflect the lower gold production from the operation.

Underground ore production of 630,000 tonnes at a grade of 2.39 g/t in 2003 was 42% lower than the 1,077,000 tonnes at 2.99 g/t achieved in 2002. The decrease in grade was expected following the depletion of the higher-grade reserves in blocks 7A and 10 in 2002. Production was impacted by poor equipment availability and difficulties in obtaining foreign exchange to import spares and essential equipment.

A total of 1,197,000 tonnes at 1.75 g/t was processed in 2003 compared with 1,155,000 tonnes at 3.22 g/t in 2002. Plant recovery in 2003 was 85.9% compared to 82.2% in the previous year as a result of the lower feed grades and inability to maintain stable circuit conditions in the processing plant because of the irregular supply of ore and fluctuation in feed grade. In order to maximise gold production, the ore supply from the underground and open pit operations was supplemented with material from the low grade stockpile.

In September, the mine was re-engineered around a plan to rehabilitate the mining fleet and re-build the developed and drilled ore reserves to adequate levels to support a stand alone 80,000 tonnes per month underground operation producing around 60,000 ounces per annum. Orders for the spares and equipment were put in place and the rehabilitation process got underway in December 2003. It is expected that the mine should achieve its target rate of 80,000 tonnes of ore per month at the end of the second quarter of 2004. In parallel with the rehabilitation, exploratory drilling is being undertaken on the adjacent satellite deposits at Promoter, Phoenix Prince and PEN-Kimberly prospects.

GEITA (50% JOINT VENTURE) - TANZANIA

Geita mine produced a record 661,045 ounces (50% Ashanti) at a cash operating cost of US$170 per ounce in 2003, compared to 579,043 ounces at US$163 per ounce in 2002. The upgrade to the crushing and leach tank sections of the processing plant was successfully commissioned in the first quarter of 2003 and the capacity of the plant was increased from 4,000,000 tonnes per annum to 5,600,000 tonnes per annum.

In the first three quarters of the year good progress was made on the waste stripping backlog which resulted from the redesign and deepening of the Nyankanga pit in 2002. This allowed access to larger tonnages of higher-grade ore in August 2003. Gold production in the fourth quarter increased to a record 233,714 ounces at a cash operating ost of US$126 per ounce compared with the 122,742 ounces at US$202 per ounce achieved in the same period the previous year.

In 2003, a total of 5,685,000 tonnes of ore grading 3.22 g/t were mined at a strip ratio of 9.5:1. This compares to 5,399,000 million tonnes at 3.52 g/t at a strip ratio of 7.4:1 achieved in 2002. Waste mined for the year was 54,232,000 tonnes, a 37% increase on the 39,729,00 tonnes excavated in 2002.

During the year, a total of 5,704,000 tonnes were processed at a grade of 3.90 g/t and a metallurgical recovery of 92.4% compared to the 4,979,000 tonnes at
3.92 g/t processed in 2002 and a recovery of 92.3%.

EXPLORATION

Ashanti's exploration effort continued to focus on and around its existing mining operations.

In summary at the year end 2003, the Proved and Probable Ore Reserves of Ashanti's operations (including 100% of Geita) were 25.7 million ounces contained in 247.7 million tonnes of ore grading at an average of 3.23 g/t. Ashanti's equity position on these reserves amounts to 20.7 million ounces (2002: 22.0 million ounces).

The Measured and Indicated Mineral Resources of Ashanti's operations at year end 2003, were 45.7 million ounces contained in 428.2 million tonnes of material grading at an average of 3.32 g/t. Ashanti's equity position in these Mineral Resources amounts to 37.2 million ounces (2002: 37.8 million ounces).

The Inferred Mineral Resources of Ashanti's operations at year end 2003, were
18.5 million ounces (2002: 7.7 million ounces) contained in 119.9 million tonnes of ore grading 4.80 g/t. Ashanti's equity position on these Inferred Mineral Resources amounts to 16.3 million ounces (2002: 5.7 million ounces)

The most significant changes in the Company's Ore Reserves and Mineral Resources, which are summarised on pages 14 and 15, relative to the position as of 31 December 2002 are:

- The decrease in Obuasi underground Ore Reserves is due to higher mining depletion than additions.

- The decrease in Geita's Ore Reserves after allowing for mining depletion and additions is due largely to the redesign of the Nyankanga pit to take account of the limitations involved in the river diversion.

-    The disposal of the Youga property.

- The Inferred Mineral Resources increased significantly due to the increases associated with the inclusion of the Inferred Mineral Resources underground at Obuasi between the 50 level and 78 level horizons as well as increases at Geita and Siguiri due to positive exploration results.

The Ore Reserves were calculated on the basis of a gold price of US$350 per ounce. Ashanti is reporting Inferred Mineral Resources in its annual statement for the first time to be in line with the reporting practice adopted by other major gold producers.

OPERATIONS REVIEW                                                             11

                                                                  [ASHANTI LOGO]
EAST AFRICA

TANZANIA - At Geita, the exploration objective during 2003 was to increase Mineral Resources by delineating the strike and depth extent of the known deposits, especially along the Nyankanga-Lone Cone-Geita Hill mineralised trend. This was achieved with total Mineral Resources including Inferred increasing by 14% to 18.6 million ounces. The 5.3 kilometre long mineralised trend from Nyankanga to Geita Hill now has a total Mineral Resource of 13.4 million ounces. Over 57,000 metres of drilling was undertaken during the year, targeting mainly the western strike extent of Nyankanga and the strike and depth extent of Geita Hill.

During the fourth quarter, drilling at Geita Hill intersected broader and higher grade mineralisation at depth. Better drilling results included:

GHDD0142 - 36 metres @ 3.6 g/t from 141 metres and 12 metres @ 5.1 g/t from 198 metres

GHDD0181 - 44 metres @ 3.6 g/t from 139 metres incl. 18 metres @ 6.7 g/t from 142 metres GHDD0135 - 10 metres @ 18.64 g/t from 188.5 metres and 5.5 metres @
6.46 g/t from 200.5 metres

GHDD0138 - 14 metres @ 7.45g/t from 221 metres and 5.5 metres @ 23.1g/t from 254 metres.

Results from this deeper drilling indicate that the mineralisation consists of a series of higher grade, plunging shoots that should have the effect of deepening the current pits as well as opening up the potential for future underground mining at Geita Hill.

At 31 December 2003, Measured, Indicated and Inferred Resources at Geita totalled 167.4 million tonnes grading 3.5g/t, equivalent to 18.6 million ounces. The main exploration objective for 2004 is to convert this large resource base into reserves.

Elsewhere in Tanzania, Ashanti continued its regional assessment of the Lake Victoria Goldfields. During the year, Ashanti finalised a royalty option agreement with Tan Range on nine prospecting licences covering 1,095 square kilometres southwest of the Ushirombo belt in the Lake Victoria Goldfields of Tanzania. Exploration will commence once permitting has been completed.

WEST AFRICA

GUINEA - Resource definition drilling was completed on the new Sorofe and Kalamagna deposits that resulted in Measured and Indicated Mineral Resources of 300,000 ounces being delineated on these two deposits. During the fourth quarter, a new area of bedrock mineralisation was discovered at Kosise North, associated with structures linking the Kosise and Soloni pits. By year end, total Mineral Resources including Inferred of 370,000 ounces had been outlined. Drilling is continuing to fully delineate this new deposit.

At year-end, Measured, Indicated and Inferred Mineral Resources at Siguiri totalled 113.7 million tonnes grading 1.16 g/t, equivalent to 4.3 million ounces.

GHANA - Exploration continued on the Subriso concession, 50 kilometres north of Bibiani where shallow gold mineralisation over a strike length of 700 metres had been intersected on the Pokukrom prospect. Additional deeper follow-up drilling will be undertaken in 2004.

MALI - Exploration continued during the year on a number of exploration properties in the prospective southeast part of the country. No significant mineralisation was located.

SIERRA LEONE - A number of properties were investigated during the second half of the year but none were worthy of further follow-up.

COTE D'IVOIRE - The uncertain environment precluded exploration being undertaken during the year.

CENTRAL AFRICA

DEMOCRATIC REPUBLIC OF CONGO - The stationing of United Nations (MONUC) troops at Bunia in Ituri Province during the second half of the year was a positive step towards peace and stability in the area covered by Ashanti Kilo's Concession 40 in the Kilo-Moto gold mining district of northeastern D.R.Congo. Of the total reported historical gold production from the Kilo and Moto greenstone belts of 9.4 million ounces, 5.7 million ounces has come from the Kilo greenstone belt within Concession 40. At year end, personnel returned to the Mongbwalu mine site within Concession 40 with a view to commencing exploration activities. Office and accommodation buildings are being renovated prior to the initiation of exploration activities, currently scheduled for the second quarter of 2004.

SOUTH AFRICA - During the fourth quarter, Tameng Mining & Exploration (Pty) Limited in which Ashanti has a 40% equity interest, was awarded the prospecting licence to commence exploration activities for Platinum Group Metals (PGM) on the farm M'phatlele's Location 457KS in the northeastern limb of the Bushveld Igneous Complex. The sub-outcrop of the Merensky and UG2 Reefs which are the principal mineralised horizons for PGMs in the Bushveld Complex, have been mapped on M'phatlele's Location over a strike length of 8 kilometres.

SUMMARY OF PRODUCTION AND CASH OPERATING COSTS PER OUNCE

                                                                              FREDA-                  TOTAL/
                                OBUASI     IDUAPRIEM    BIBIANI    SIGUIRI    REBECCA     GEITA      AVERAGE
-------------------------------------------------------------------------------------------------------------
TWELVE MONTHS TO 31 DEC 2003
Production (ounces)             513,163      243,533    212,716    252,795     51,091    330,523    1,603,821
Cost per ounce (US$)                217          240        216        279        268        170          222
-------------------------------------------------------------------------------------------------------------
TWELVE MONTHS TO 31 DEC 2002
Production (ounces)             537,219      185,199    242,432    269,292     98,255    289,522    1,621,919
Cost per ounce (US$)                198          232        180        230        214        163          199
-------------------------------------------------------------------------------------------------------------

12   GOLD PRODUCTION SUMMARY

                                                                  [ASHANTI LOGO]

                                               12 MONTHS TO     12 months to
                                                31 DEC 2003      31 Dec 2002
----------------------------------------------------------------------------
OBUASI
UNDERGROUND MINING
Ore production ('000 tonnes)                          2,334            2,423
Ore grade (g/t)                                        7.04             7.48
----------------------------------------------------------------------------
SURFACE MINING
Ore production ('000 tonnes)                            476              368
Ore grade (g/t)                                        2.31             2.71
Waste mined ('000 tonnes)                             1,677            2,165
Strip ratio                                             3.5              5.8
----------------------------------------------------------------------------
SULPHIDE TREATMENT PLANT
Ore processed ('000 tonnes)                           2,330            2,352
Head grade (g/t)                                       7.00             7.35
Recovery (%)                                           83.4             84.8
Gold produced (ounces)                              437,085          471,359
----------------------------------------------------------------------------
POMPORA TREATMENT PLANT
Ore processed ('000 tonnes)                               -                -
Head grade (g/t)                                          -                -
Recovery (%)                                              -                -
Gold produced (ounces)                                    -              195
----------------------------------------------------------------------------
OXIDE TREATMENT PLANT
Ore processed ('000 tonnes)                             903              435
Head grade (g/t)                                       1.87             2.06
Recovery (%)                                           59.5             81.2
Gold produced (ounces)                               32,295           23,390
----------------------------------------------------------------------------
TAILINGS TREATMENT PLANT
Ore processed ('000 tonnes)                           1,985            1,840
Head grade (g/t)                                       2.20             2.29
Recovery (%)                                           31.2             31.2
Gold produced (ounces)                               43,783           42,275
----------------------------------------------------------------------------
OBUASI TOTAL PROCESSED
Ore processed ('000 tonnes)                           5,218            4,627
Head grade (g/t)                                       4.28             4.84
Recovery (%)                                           71.5             74.8
Total Gold produced (ounces)                        513,163          537,219
----------------------------------------------------------------------------
DISTRIBUTION OF OBUASI PRODUCTION (OUNCES)

Underground                                         435,439          471,554
Surface                                              33,941           23,390
Tailings                                             43,783           42,275
Total                                               513,163          537,219
----------------------------------------------------------------------------
IDUAPRIEM
MINING
Ore production ('000 tonnes)                          4,335            4,393
Ore grade (g/t)                                        1.75             1.66
Waste mined ('000 tonnes)                            16,872           15,019
Strip ratio                                             3.9              3.4
----------------------------------------------------------------------------
CIL PLANT
Ore production ('000 tonnes)                          3,754            2,625
Head grade (g/t)                                       2.00             1.96
Recovery (%)                                           91.0             89.3
Gold produced (ounces)                              219,695          147,726
----------------------------------------------------------------------------
HEAP LEACH
Ore stacked ('000 tonnes)                             1,431            1,127
Head grade (g/t)                                       1.38             1.13
Recovery (%)                                           37.5             91.3
Gold produced (ounces)                               23,838           37,473
IDUAPRIEM TOTAL (ounces)                            243,533          185,199
----------------------------------------------------------------------------

GOLD PRODUCTION SUMMARY                                                       13

                                                                  [ASHANTI LOGO]

                                               12 MONTHS TO     12 months to
                                                31 DEC 2003      31 Dec 2002
----------------------------------------------------------------------------
BIBIANI
MINING
Ore production ('000 tonnes)                          3,108            2,608
Ore grade (g/t)                                        3.09             3.53
Waste mined ('000 tonnes)                             5,482           11,054
Strip ratio                                             1.8              4.2
----------------------------------------------------------------------------
CIL PLANT
Ore processed ('000 tonnes)                           2,591            2,566
Head grade (g/t)                                       3.29             3.72
Recovery (%)                                           77.6             79.0
Gold produced (ounces)                              212,716          242,432
----------------------------------------------------------------------------
SIGUIRI
MINING
Ore production ('000 tonnes)                          9,608            9,464
Ore grade (g/t)                                        1.15             1.19
Waste mined ('000 tonnes)                             8,154            8,404
Strip ratio                                             0.8              0.9
----------------------------------------------------------------------------
HEAP LEACH
Ore stacked ('000 tonnes)                             9,754            9,462
Head Grade (g/t)                                       1.12             1.16
Recovery (%)                                           72.0             76.3
Gold produced (ounces)                              252,795          269,292
----------------------------------------------------------------------------
FREDA-REBECCA
UNDERGROUND MINING
Ore production ('000 tonnes)                            630            1,077
Ore grade (g/t)                                        2.39             2.99
----------------------------------------------------------------------------
SURFACE MINING
Ore production ('000 tonnes)                             75              110
Ore grade (g/t)                                        2.33             2.26
----------------------------------------------------------------------------
PROCESSING
Ore processed ('000 tonnes)                           1,197            1,155
Head grade (g/t)                                       1.75             3.22
Recovery (%)                                           85.9             82.2
Gold produced (ounces)                               51,091           98,255
----------------------------------------------------------------------------
GEITA JV (ASHANTI 50%)
MINING
Ore production ('000 tonnes)                          5,685            5,399
Ore grade (g/t)                                        3.22             3.52
Waste mined ('000 tonnes)                            54,232           39,729
Strip Ratio                                             9.5              7.4
----------------------------------------------------------------------------
CIL PLANT
Ore processed ('000 tonnes)                           5,704            4,979
Head grade (g/t)                                       3.90             3.92
Recovery (%)                                           92.4             92.3
Gold Produced (ounces)                              661,045          579,043
Ashanti's share (ounces)                            330,523          289,522
----------------------------------------------------------------------------
GROUP SUMMARY (OUNCES)
Managed gold production (ounces)                  1,273,298        1,332,397
Geita JV 50% (ounces)                               330,523          289,522
Sub-total (ounces)                                1,603,821        1,621,919
Less minority interests (ounces)                     74,449           68,174
----------------------------------------------------------------------------
GROUP ATTRIBUTABLE TOTAL (OUNCES)                 1,529,372        1,553,745
----------------------------------------------------------------------------

                                                                  [ASHANTI LOGO]

14       ORE RESERVES AND MINERAL RESOURCES

MEASURED, INDICATED AND INFERRED MINERAL RESOURCES AS AT 31 DECEMBER 2003

                       MEASURED         INDICATED         SUB-TOTAL                     INFERRED                  TOTAL
                    TONNES   GRADE    TONNES   GRADE    TONNES   GRADE    OUNCES    TONNES    GRADE     OUNCES   TONNES
LOCATION          (MILLION)  (g/t)  (MILLION)  (g/t)  (MILLION)  (g/t)  (MILLION)  (MILLION)   (g/t)  (MILLION) (MILLION)
-------------------------------------------------------------------------------------------------------------------------
OBUASI
Underground            20.6  11.20      35.4    9.70       56.0  10.25      18.5       30.3    12.20      11.9       86.3
Surface                14.3   3.04         -       -       14.3   3.04       1.4          -        -         -       14.3
Tailings               12.7   1.91       3.8    1.97       16.5   1.92       1.0          -        -         -       16.5
-------------------------------------------------------------------------------------------------------------------------
Sub-total              47.6   6.27      39.2    8.95       86.8   7.48      20.9       30.3    12.20      11.9      117.1
-------------------------------------------------------------------------------------------------------------------------
BIBIANI
Underground               -      -       2.2    5.43        2.2   5.43       0.4        3.1     6.10       0.6        5.3
Surface                 2.6   1.89       1.6    2.74        4.2   2.17       0.3          -        -         -        4.2
Tailings                4.4   1.07      15.4    0.58       19.8   0.69       0.4          -        -         -       19.8
-------------------------------------------------------------------------------------------------------------------------
Sub-total               7.0   1.36      19.2    1.32       26.2   1.33       1.1        3.1     6.10       0.6       29.3
-------------------------------------------------------------------------------------------------------------------------
OTHER LOCATIONS
Teberebie (90%)/
Iduapriem (80%)        55.7   1.67      30.2    1.65       85.9   1.66       4.6       19.1     1.48       0.9      105.0
Siguiri (85%)          31.6   1.10      54.6    1.11       86.2   1.11       3.1       27.5     1.33       1.2      113.7
Freda-Rebecca          12.0   2.53       3.6    2.44       15.6   2.51       1.3          -        -         -       15.6
Geita (50%)            40.9   3.13      86.6    3.80      127.5   3.59      14.7       39.9     3.03       3.9      167.4
-------------------------------------------------------------------------------------------------------------------------
Sub-total             140.2   2.04     175.0    2.56      315.2   2.34      23.7       86.5     2.15       6.0      401.7
-------------------------------------------------------------------------------------------------------------------------
TOTAL                 194.8   3.05     233.4    3.53      428.2   3.32      45.7      119.9     4.80      18.5      548.1
-------------------------------------------------------------------------------------------------------------------------
2002 Total            188.5   3.30     217.7    3.80      406.2   3.57      46.4       82.4     2.90       7.7      488.6
-------------------------------------------------------------------------------------------------------------------------

                             GOLD     EQUITY
                   GRADE    OUNCES    OUNCES
LOCATION           (g/t)  (MILLION)  (MILLION)
----------------------------------------------
OBUASI
Underground        10.96       30.4       30.4
Surface             3.04        1.4        1.4
Tailings            1.92        1.0        1.0
----------------------------------------------
Sub-total           8.71       32.8       32.8
----------------------------------------------
BIBIANI
Underground         5.82        1.0        1.0
Surface             2.17        0.3        0.3
Tailings            0.69        0.4        0.4
----------------------------------------------
Sub-total           1.84        1.7        1.7
----------------------------------------------
OTHER LOCATIONS
Teberebie (90%)/
Iduapriem (80%)     1.63        5.5        4.7
Siguiri (85%)       1.19        4.3        3.7
Freda-Rebecca       2.51        1.3        1.3
Geita (50%)         3.45       18.6        9.3
----------------------------------------------
Sub-total           2.30       29.7       19.0
----------------------------------------------
TOTAL               3.64       64.2       53.5
----------------------------------------------
2002 Total          3.44       54.0       43.5
----------------------------------------------

PROVED AND PROBABLE ORE RESERVES AS AT 31 DECEMBER 2003

                                               PROVED              PROBABLE              TOTAL          GOLD     EQUITY
                                          TONNES    GRADE       TONNES    GRADE     TONNES    GRADE    OUNCES    OUNCES
LOCATION                                (MILLION)   (g/t)      (MILLION)  (g/t)    (MILLION)  (g/t)  (MILLION)  (MILLION)
------------------------------------------------------------------------------------------------------------------------
OBUASI
Underground                                   4.2      7.50       33.5      8.40      37.7      8.30     10.1      10.1
Surface                                       2.6      2.71          -         -       2.6      2.71      0.2       0.2
Tailings                                     12.7      1.90        3.8      2.00      16.4      1.90      1.0       1.0
-----------------------------------------------------------------------------------------------------------------------
Sub Total                                    19.5      3.22       37.3      7.75      56.8      6.19     11.3      11.3
-----------------------------------------------------------------------------------------------------------------------
BIBIANI
Underground                                     -         -        1.2       4.6       1.2      4.57      0.2       0.2
Surface                                       2.6      1.89        1.3       2.9       3.9      2.22      0.3       0.3
Tailings                                      4.4      1.07        0.4       1.0       4.8      1.06      0.1       0.1
-----------------------------------------------------------------------------------------------------------------------
Sub Total                                     7.0      1.36        2.9       3.4       9.9      1.94      0.6       0.6
-----------------------------------------------------------------------------------------------------------------------
OTHER LOCATIONS
Teberebie (90%)/Iduapriem (80%)              43.0      1.60       11.6      1.70      54.6      1.65      2.9       2.6
Siguiri (85%)                                12.4      1.22       39.3      1.15      51.7      1.17      1.9       1.6
Freda-Rebecca                                 3.1      2.50        1.0      2.47       4.1      2.50      0.3       0.3
Geita (50%)                                  28.4      3.30       42.2      4.17      70.6      3.82      8.7       4.3
-----------------------------------------------------------------------------------------------------------------------
Sub Total                                    86.9      2.13       94.1      2.59     181.0      2.38     13.8       8.8
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                       113.4      2.27      134.3      4.01     247.7      3.23     25.7      20.7
-----------------------------------------------------------------------------------------------------------------------
2002 Total                                  115.1      2.40      141.5      4.10     256.6      3.40     27.8      22.0
-----------------------------------------------------------------------------------------------------------------------

                                                                  [ASHANTI LOGO]

ORE RESERVES AND MINERAL RESOURCES

RECONCILIATION FOR THE YEAR ENDING 31 DECEMBER 2003

                                       MEASURED, INDICATED AND INFERRED MINERAL RESOURCES     PROVED AND PROBABLE ORE RESERVES
                                                      (OUNCES MILLION)                                (OUNCES MILLION)
LOCATION                               OPENING     ADDITIONS     DEPLETION        CLOSING  OPENING   ADDITIONS  DEPLETION  CLOSING
----------------------------------------------------------------------------------------------------------------------------------
Obuasi                                    24.0          10.9           2.1           32.8     11.9         0.4        1.0     11.3
Iduapriem (80%)/Teberebie (90%)            5.3           0.5           0.3            5.5      2.7         0.5        0.3      2.9
Bibiani                                    1.7           0.3           0.3            1.7      0.8         0.1        0.3      0.6
Siguiri (85%)                              4.0           0.7           0.4            4.3      2.1         0.2        0.4      1.9
Freda-Rebecca                              1.5             -           0.2            1.3      0.4           -        0.1      0.3
Geita (50%)                               16.3           3.0           0.7           18.6      9.4           -        0.7      8.7
Youga (45%)                                1.2             -           1.2              -      0.5           -        0.5        -
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     54.0          15.4           5.2           64.2     27.8         1.2        3.3     25.7
----------------------------------------------------------------------------------------------------------------------------------

Notes on the Ore Reserves and Mineral Resources Statement

1. This Ore Reserve and Mineral Resource statement is classified according to the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves issued by the Joint Committee for the Australasian Institute of Geoscientists and the Australian Mining Industry Council (JORC).

2. All Identified Mineral Resources are reported as in situ or contained resources utilising JORC guidelines and are inclusive of the stated Ore Reserve.

3. The Proved and Probable Ore Reserves contained within the Identified Mineral Resources has been estimated using guidelines of the JORC code and are reported as recoverable ore reserves to which appropriate factors have been applied to allow for mining loss and dilution.

4. For economic studies and the determination of cut-off grades, a gold price of US$350 per ounce was assumed.

5. At a gold price of US$325 per ounce, it is estimated that the ore reserves will decrease by approximately 5 per cent and at a gold price of US$375 per ounce, it is estimated that the ore reserves will increase by approximately 4 per cent.

6. The Ore Reserves and Mineral Resources reported represent 100 per cent of the Ore Reserves and Mineral Resources at the respective properties and no allowance has been made for minority interests. Ashanti's percentage interest is shown in brackets for properties where Ashanti has less than 100 per cent ownership.

7. Inferred Mineral Resources for 2003 are reported in the statement for the first time together with the 2002 comparatives.

8.   The Youga project was sold during the year.

9. The competent persons who have overseen the estimation of the Ore Reserves and Identified Mineral Resources are listed as follows:

MINE                RESOURCES                        RESERVES
----                ---------                        --------
Obuasi              J Amanor, MSc                J Chamberland, BSc
                    (Mineral Expl), BSc,         (Mining Engineering),
                    BSc (Hons) (Geology),        MAusIMM,
                    MAusIMM, FGhIG,              23 years experience
                    32 years experience

Iduapriem           K Osei, BSc (Geological      E Boakye, PhD
                    Engineering),                (Applied Science),
                    MAusIMM,                     BSc (Mining Eng.),
                    13 years experience          22 years experience

Bibiani             E Acheampong MSc             S Ndede, MSc,
                    (Mineral Resources),         BSc (Mining Eng.),
                    BSc (Geological Eng.),       MAusIMM,
                    MAusIMM,                     15 years Experience
                    13 years experience          A. Amoah, MBA,
                                                 Dip (Mining Eng.)
                                                 MAusIMM,
                                                 15 years experience

Siguiri             A Pardey, BSc                A Pardey, BSc
                    (Geology), MAusIMM,          (Geology), MAusIMM,
                    10 years experience          10 years experience

Freda-              S Hlabangana, BSc,           G. Chitumbura, BSc
Rebecca             BSc Hons (Geology)           (Mining Engineering)
                    MAusIMM,                     MAusIMM,
                    17 years experience          8 years experience

Geita               R Adofo, MSc                 D Purdey, BEng
                    (Mineral Expl.),             (Mining), MAusIMM,
                    BSc (Geol. Eng.),            8 years experience
                    MAusIMM
                    10 years experience

10.  Data may not compute exactly due to rounding.

16   FINANCIAL REVIEW

                                                                  [ASHANTI LOGO]

EARNINGS

Ashanti's 2003 earnings before exceptional items were US$24.9 million lower at US$54.8 million (2002: US$79.7 million). The reduction in earnings is primarily due to the following factors, partially mitigated by higher spot prices:

-    18,098 ounces reduction in production as compared to 2002

-    11.5% increase in annual cash operating cost per ounce

-    US$21.4 million reduction in the release of deferred hedging income.

Earnings after net exceptional charges of US$5.6 million were US$49.2 million (2002: US$56.2 million).

Earnings per share before and after exceptional items for the year were US$0.43 (2002: US$0.67) and US$0.38 (2002: US$0.47) respectively.

REVENUE

Higher spot prices enabled Ashanti to achieve total revenue of US$564.9 million (2002: US$552.2 million) despite the anticipated fall in the release of deferred hedging income and marginally lower production. The average gold price realised during the year was higher at US$352 per ounce (2002: US$340 per ounce).

Spot revenue amounted to US$586.8 million (2002: US$506.4 million). Hedging income was negative US$21.9 million (2002: positive US$45.8 million) due both to higher spot prices and a reduction in deferred hedging income released. Cash paid during 2003 on close-outs of maturing hedge contracts amounted to US$34.8 million (2002: cash received US$11.5 million) and US$12.9 million (2002: US$34.3 million) was released from previously closed-out hedging contracts (deferred hedging income).

As at 31 December 2003 the deferred hedging income balance stood at US$11.3 million, which will be credited to the profit and loss account during 2004.

HEDGING

During the year, high spot levels, gold volatility and low lease rate levels allowed Ashanti to effect the following restructurings:

- 660,000 ounces of bought call options with strike prices greater than US$430 per ounce were re-struck lower to 232,652 ounces of bought call options with strike prices of US$320 per ounce and US$330 per ounce;

- 401,000 ounces of sold call options were re-struck lower to match 682,300 ounces of bought put options, thereby converting the put and call options into forward sales. Value generated through this restructure was used to purchase a further 232,666 ounces of call options with a strike of US$330 per ounce;

- Notional lease rate exposure was reduced by 1.08 million ounces to 1.68 million ounces as at year end. Value generated from this restructure was used to purchase 176,063 ounces of put options with an average strike of US$358, with maturities ranging from 2004 to 2012.

As a result of these restructures and maturing contracts from the hedge book, as at 31 December 2003, Ashanti's hedge book had 4.4 million ounces of protection and 5.8 million ounces of commitments. Lease rate notional ounces stood at 1.68 million ounces with a maximum of 1.27 million ounces floating at any one time.

As at 31 December 2003, over the life of its hedge book, Ashanti had approximately 45% and 35% of its forecast production committed and protected respectively, (excluding production for Geita for the period 2004-2007 of the project financing). There were no significant changes to the Geita hedge book, apart from maturing contracts.

As at 31 December 2003, Ashanti's hedge book had a negative mark-to-market of US$532.1 million based on a spot price of US$417 per ounce (2002: US$150.0 million negative based on a spot price of US$345 per ounce). As at 31 December 2003, Ashanti's share of the Geita hedge book had a negative mark-to-market of US$77.4 million (2002: negative US$44.3 million). The increase in the negative mark-to-market for both Ashanti and Geita was due to the increase in the spot price. Neither the Ashanti nor the Geita hedge books are subject to margin calls.

The table below summarises the changes to the Ashanti hedge book during the year:

                      31 DECEMBER         31 DECEMBER       REDUCTION
                         2002                2003           ACHIEVED
                         OZ M                OZ M             OZ M
---------------------------------------------------------------------
Protection                      5.0                 4.4        0.6
                    (Average price:     (Average price:
                         US$358/oz)          US$362/oz)
---------------------------------------------------------------------
Commitments                     6.5                 5.8        0.7
                    (Average price:     (Average price:
                         US$346/oz)          US$360/oz)
---------------------------------------------------------------------
Lease rates                     2.8                 1.7        1.1
---------------------------------------------------------------------
Mark-to-market            US$150.0m           US$532.1m
                           Negative            Negative
---------------------------------------------------------------------
Spot price                US$345/oz           US$417/oz
---------------------------------------------------------------------

Details of the Ashanti and Geita hedge portfolios are set out on pages 48 to 51.

FINANCIAL REVIEW                                                              17

                                                                  [ASHANTI LOGO]

CASH OPERATING COSTS

In the first quarter of 2003, Ashanti announced that its annual cash operating costs were expected to increase by approximately 10% in 2003 as compared to the US$199 per ounce recorded in 2002.

Cash operating costs for 2003 were 11.5% higher at US$222 per ounce due to rising fuel prices, increases in power costs and wages, rising costs of reagents and the appreciation in currencies of countries from which we source our major imports.

EXPLORATION AND CORPORATE ADMINISTRATION

Exploration expenditure written off during the year was US$4.5 million (2002:
US$3.8 million). Corporate administration expenditure for the year was higher at US$22.0 million as compared to US$16.5 million in 2002.

DEPRECIATION

Total depreciation and amortisation charges before exceptional items were US$79.8 million, lower than the US$88.4 million recorded in 2002 primarily due to the increase in reserves at the end of 2002.

TOTAL COSTS

Total costs before exceptional items, but including depreciation and amortisation, amounted to US$487.9 million (2002: US$457.7 million). Total costs per ounce increased by US$22 per ounce, from US$282 per ounce in 2002 to US$304 per ounce in 2003 mainly due to the increase in cash operating costs referred to above.

EXCEPTIONAL ITEMS

Exceptional items, which have been identified separately in the profit and loss account, comprised the following:

Exceptional gains:

- Ashanti sold its interest in the Mampon property near Obuasi to Bogoso Gold Limited and Golden Star Resources Limited for a cash consideration of US$9.5 million and realised a further US$0.5 million from the debenture held in Birim Goldfields. These resulted in a gain before taxes of US$8.3 million.

- The investment held in the joint venture in respect of the Youga property in Burkina Faso was sold for US$3.3 million resulting in a gain of US$2.7 million.

- Ashanti received insurance proceeds of US$3.0 million for the Company's damaged aircraft, which has since been scrapped. This resulted in an exceptional gain of US$2.0 million.

- The Company re-negotiated the terms of the Kimin loans. In consideration for Ashanti extending the terms of the guarantee currently in place in favour of the lender, it secured a reduction in the amounts owed from US$7.7 million to US$5.0 million. This reduction of US$2.7 million has been recognised as an exceptional gain within interest payable.

Exceptional charges:

- During the fourth quarter, 358 workers at the Obuasi mine were made redundant at a cost of US$5.4 million.

- Having reviewed the challenging environment in which the Freda-Rebecca mine operates, Ashanti has recognised an impairment charge of US$15.1 million.

FINANCING COSTS

Total interest charges before exceptional items fell by 25% from US$22.6 million in 2002 to US$16.9 million due to reduced debt levels principally following the refinancing which was implemented in 2002 and lower borrowing costs.

TAXATION

Taxation charge for the year before exceptional items was US$4.1 million. This comprised of a tax credit for the Group of US$0.5 million and a tax charge of US$4.6 million in respect of the Geita joint venture. An exceptional taxation charge of US$0.8 million was recognised on the sale of the Mampon property.

DIVIDENDS

The Group and the Company had significant negative profit and loss account reserves at 31 December 2003.

The Ghana Companies Code, 1963, prohibits the payment of dividends where there are no positive balances in distributable reserves. In the light of the above, no dividend is proposed for 2003.

CASHFLOW

Net cash inflow from operations was US$86.3 million (2002: US$95.2 million).

In December 2003, Geita made a US$30.0 million distribution to the joint venture partners after making an accelerated debt repayment of US$15.0 million to its project finance banks. With the agreement of AngloGold, this US$30.0 million distribution was paid in full to Ashanti. AngloGold also agreed to provide an additional US$14.1 million to Ashanti, by purchasing at face value the residual inter-company loans, provided by the Ashanti Group in respect of the Geita joint venture. In consideration for the above, Ashanti will not participate in future distributions of Geita, until such time as the equivalent amounts owed to AngloGold have been repaid in full.

Other principal items in the cashflow statement include net interest paid of US$8.3 million (2002: US$18.8 million), capital expenditure of US$83.0 million (2002: US$64.5 million), proceeds from the sale of the Mampon and Youga properties of US$13.3 million, proceeds from the exercise of warrants of US$10.8 million (2002: US$41.8 million) and repayment of borrowings of US$19.4 million (2002: US$61.0 million)

As at 31 December 2003, stated capital stood at 131.0 million shares and 2.3 million warrants remained outstanding.

18   FINANCIAL REVIEW

                                                                  [ASHANTI LOGO]

CAPITAL EXPENDITURE

Ashanti's capital investment in its operations increased from US$64.5 million in 2002 to US$83.0 million in 2003. The principal expenditure in 2003 included:

- US$37.6 million in respect of the underground development and plant at the Obuasi mine

- US$12.5 million on the Iduapriem/Teberebie mine, primarily in respect of the completion of CIL plant expansion

- US$24.6 million on the existing heap leach operations and the new CIP project at the Siguiri mine

- US$6.4 million on the Bibiani mine, primarily in respect of the underground development.

BORROWINGS

During the year, the Group reduced its gross debt level by US$14.6 million, from US$256.9 million to US$242.3 million. This reduction is after consolidating interest accrued of US$7.2 million into the Iduapriem/Teberebie project finance loans.

The Group's gross debt analysis as at 31 December 2003, was as follows:

                                                         US$
                                                       MILLION
--------------------------------------------------------------
US$200 million Revolving Credit Facility ("RCF")        139.0
Iduapriem/Teberebie project finance loans                24.3
Other loans and overdrafts                                7.5
Less: deferred loan fees                                 (3.5)
-------------------------------------------------------------
                                                        167.3
Mandatorily Exchangeable Notes ("MENs")                  75.0
-------------------------------------------------------------
Ashanti Group's gross debt as at
  31 December 2003                                      242.3
-------------------------------------------------------------

The above schedule excludes Ashanti's 50% share of the Geita project finance loan which fell from US$102.8 million (Ashanti's share US$51.4 million) as at 31 December 2002 to US$66.2 million (Ashanti's share US$33.1 million) following Geita's strong performance during the second half of the year.

The Group's net debt level as at 31 December 2003 was also lower at US$169.5 million (2002: US$215.6 million) following the distribution of US$30.0 million received from Geita and the Group's debt repayments.

As at 31 December 2003, Ashanti had headroom of US$21.0 million under its US$200 million Revolving Credit Facility.

LIQUIDITY AND GOING CONCERN

In June 2002, Ashanti issued US$75 million of Mandatorily Exchangeable Notes ("MENs"). The MENs will mandatorily exchange into ordinary shares of Ashanti when Ashanti effects a rights issue. Ashanti agreed with its banks and the holders of the MENs to complete the rights issue prior to 28 December 2003. It was intended that as a part of the rights issue Ashanti would raise additional funds to fund completion of the Siguiri CIP project.

During the course of 2003, Ashanti entered into merger discussions with AngloGold and subsequently entered into a transaction agreement to effect a merger ("the Merger") of Ashanti and AngloGold. As a consequence of entering into the transaction agreement, Ashanti had to delay completing the rights issue. Since the MENs will become repayable on the Merger being completed, Ashanti has secured agreement of its banks and the holders of the MENs to delay the timeframe for completion of the rights issue until 28 December 2004.

Given the delay in the rights issue, the postponement/ cancellation of the Siguiri CIP project was considered. However, following discussions with AngloGold, Ashanti decided to continue with the Siguiri CIP project, notwithstanding the substantial increase in the anticipated capital cost of this project. The increased capital expenditure required for this project, together with the reduced cash inflows received by the Ashanti Group due to poorer operating performance in 2003 as compared to 2002, has led to Ashanti seeking alternative sources of financing to fund its cash requirements until the consummation of the Merger.

With the agreement of AngloGold, a US$30.0 million distribution paid by the Geita mine on 31 December 2003 has been paid in full to Ashanti. AngloGold has also agreed to provide an additional US$14.1 million to Ashanti by purchasing at face value the residual inter-company loan provided by the Ashanti Group in respect of the Geita joint venture. In addition, AngloGold has agreed to provide an unsecured loan facility of up to US$20.0 million to Ashanti. These arrangements are not conditional on the Merger completing.

The Ashanti Board considers that these arrangements, together with the undrawn amounts under its revolving credit facility, are sufficient to enable it to meet its cash requirements in the period prior to the Merger becoming effective, currently anticipated to be around April 2004. If the Merger is not completed, or if there is a substantial delay in completing the Merger, Ashanti will need to proceed with its rights issue or review alternative forms of financing. If the Merger is not completed and alternative forms of financing cannot be implemented, then there will be uncertainty as to whether the Ashanti Group will be able to continue as a going concern.

Having taken into account the progress which AngloGold and Ashanti have achieved in relation to the Merger, the financial support being provided by AngloGold and other relevant factors, the Directors of Ashanti have formed the judgement that, at the time of approving these financial statements, it is appropriate to use the going concern basis in preparing these financial statements.

GLOSSARY OF TERMS                                                             19

                                                                  [ASHANTI LOGO]

ADIT A tunnel driven horizontally into a mountainside providing access to an ore deposit.

BIOX(R) Gencor's registered name for its bio-oxidation leaching process.

BIO-OXIDATION The use of bacterial activity to oxidise sulphide minerals.

CARBON-IN-LEACH (CIL) PROCESS A modification of CIP whereby carbon is added directly into the slurry during leaching as opposed to CIP where carbon is added after leaching is complete.

CARBON-IN-PULP (CIP) PROCESS A process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing the gold as it passes through the circuit. Loaded carbon is removed from the slurry by screening. The gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis or by zinc precipitation.

CASH OPERATING COST A measure of the average cost of producing an ounce of gold, calculated by dividing the total cash operating costs in a period by the total gold production over the same period.

CONTAINED OUNCES Represents ounces in the ground without reduction due to mining loss or dilution.

CYANIDE LEACHING The extraction of a precious metal from an ore by its dissolution in a cyanide solution.

DECLINE An inclined underground access way.

DIAMOND DRILLING OR CORE DRILLING A drilling method, where the rock is cut with a diamond bit, usually to extract cores.

DILUTION Waste which is commingled with ore in the mining process.

FEASIBILITY STUDY A detailed technical and economic analysis of the viability of a project covering all aspects from geology, environmental and legal matters to mining, processing and operations.

FLOTATION A recovery process by which valuable minerals are separated from waste to produce a concentrate. Selected minerals are induced to become attached to air bubbles and to float.

FORWARD SALES The sale of a commodity for delivery at a specified future date and price, usually at a premium to the spot price.

GEOCHEMICAL SAMPLING Samples of soils, stream sediments or rock chips taken to ensure the quantities of trace and minor elements.

GRADE The relative quality or percentage of ore metal content.

HEAP LEACHING A low-cost technique for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Generally used on low-grade ores.

INDICATED MINERAL RESOURCE That part of a Mineral Resource which has been explored, sampled and tested through appropriate techniques at locations which are too widely or inappropriately spaced to confirm geological and/or grade continuity but which are spaced closely enough for continuity to be assumed, and from which data have been collected to allow tonnage, densities, shape, physical characteristics, grade and mineral content to be estimated with a reasonable level of confidence.

INFERRED MINERAL RESOURCE That part of a Mineral Resource inferred from geological evidence and assumed but not verified geological and/or grade continuity, where information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes is limited or of uncertain quality and reliability and on the basis of which tonnage, grade and mineral content can be estimated with a low level of confidence.

MEASURED MINERAL RESOURCE That part of a Mineral Resource which has been explored, sampled and tested through appropriate techniques at locations such as outcrops, trenches, pits, workings and drill holes which are spaced closely enough to confirm geological and/or grade continuity, and from which detailed reliable data have been collected to allow tonnage, densities, shape, physical characteristics, grade and mineral content to be estimated with a high level of confidence.

MILLING/MILL The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

MINERALISED ZONE Any mass of host rock in which minerals, at least one of which has commercial value occur.

MTPA Million tonnes per annum.

NOSA National Occupational Safety Association of South Africa.

ORE Material that contains one or more minerals, at least one of which has commercial value and which can be recovered at a profit.

OPEN PIT/OPEN CUT Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

OREBODY A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.

OXIDE That portion of a mineral deposit within which sulphide minerals have been oxidised, usually by surface weathering processes.

PRE-STRIPPING Removal of overburden in advance of beginning operations to remove ore in an open pit operation.

PROBABLE ORE RESERVE That mineable part of a Measured and/or Indicated Mineral Resource, inclusive of diluting materials and allowing for losses which may occur when the material is mined, on which appropriate assessments have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, to demonstrate at the time of reporting that extraction could reasonably be justified.

PROSPECT A mineral deposit with insufficient data available on the mineralisation to determine if it is economically recoverable, but warranting further investigation.

PROSPECTING LICENCE An area for which permission to explore has been granted.

PROVED ORE RESERVE That mineable part of a Measured Mineral Resource, inclusive of diluting materials and allowing for losses which may occur when the material is mined, on which appropriate assessments have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, to demonstrate at the time of reporting that extraction could reasonably be justified.

RECLAMATION The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.

RECOVERABLE OUNCES Represents ounces in the ground factored for mining loss and dilution.

RECOVERY A term used to indicate the proportion of valuable material obtained during the mining or processing of an ore. The recovery is generally expressed as a percentage of the material recovered compared to the total material present.

REVERSE CIRCULATION DRILLING A drilling method employing double walled drill rods. The drilling fluid (usually air or water) is pushed down the annulus between the rods. The cuttings are blown up the middle.

SPOT PRICE The current price of a metal for immediate delivery.

STOPE The underground excavation from which ore is extracted.

STRIKE LENGTH Horizontal distance along the direction that a structural surface takes as it intersects the horizontal.

STRIPPING The process of removing overburden to expose ore.

STRIP RATIO The ratio of overburden and segregable waste to ore in an open pit operation.

SULPHIDE A mineral characterised by the linkages of sulphur with a metal or semi-metal, iron sulphide. Also a zone in which sulphide minerals occur.

TAILINGS The waste material from ore after the economically recoverable metals or minerals have been extracted. Changes in the metal prices and improvements in technology can sometimes make the tailings economic to reprocess at a later date.

TRENCHING Making elongated open-air excavations for the purposes of mapping and sampling.

WASTE Rock lacking sufficient grade and/or other characteristics of ore to be economic.

Metric Conversion

1 tonne            = 1 t   = 1.10231 tons
1 gramme           = 1 g   = 0.03215 ounces
1 gramme per tonne = 1 g/t = 0.02917 ounces per ton
1 hectare          = 1 ha  = 2.47105 acres
1 kilometre        = 1 km  = 0.621371 miles
1 metre            = 1 m   = 3.28084 feet

All tons are short tons of 2,000 pounds.

All ounces are troy ounces: 29.166 troy ounces equal one ton.

20   ASHANTI'S BOARD OF DIRECTORS

                                                                  [ASHANTI LOGO]

MICHAEL ERNEST BECKETT (1,2)

Chairman of the Board and Chairman of Audit and Finance Committee, Non-Executive Director

Age 67. British. Appointed in March 1994. He is Chairman of Clarkson Plc and Watts Blake Bearne and Company Plc and a director of other public companies. Former managing director of Consolidated Gold Fields, and a director of Gold Fields of South Africa and Renison Gold Fields in Australia.

THEOPHILUS ERNEST ANIN (1,2,3)

Non-Executive Director

Age 71. Ghanaian. Appointed to the Board in July 2001. A professional banker and solicitor with over 30 years' experience in banking, financial management, and consulting in the public and private sectors. A director of the Bank of Ghana Board.

MERENE MAMAA BOTSIO-PHILLIPS

General Counsel

Age 46. Ghanaian. Appointed in October 1996. Director of The Air Transport Licensing Authority of Ghana. Formerly a director and Company Secretary of Ghana Airways Limited.

THE RT. HON. THE BARONESS CHALKER OF WALLASEY PC (3)

Chairman of the Corporate Governance Committee (CGC),
Non-Executive Director

Age 62. British. She was appointed to the Board in March 2000. Baroness Chalker is an advisory director of Unilever Plc & NV, non-executive director and President of Southern Africa Business Initiative, President and Chairman of the Boards of Management of the British Executive Service Overseas and the London School of Hygiene and Tropical Medicine, non-executive director of La Farge et Cie France and a director of other public companies.

DR CHESTER A CROCKER (1,2,3)

Chairman of the Management, Development and Remuneration Committee, Non-Executive Director

Age 62. American. Appointed in February 2000. Professor of Strategic Studies at Georgetown University's School of Foreign Service. Chairman of the Board of United States Institute of Peace and an advisor on strategy and negotiations to a number of US and European companies. Former US Assistant Secretary of State for African Affairs.

THOMAS RICHARD GIBIAN (1,2)

Non-Executive Director

Age 50. American. Appointed to the Board in March 2000. Mr Gibian is Managing Director of Emerging Markets Partnership and Chief Operating Officer of AIG, African Infrastructure Fund. He is also a director of Inter Wave Communications.

GORDON EDWARD HASLAM

Non-Executive Director

Age 59. British. Appointed to the Board in May 2002. Director and Chief Executive of Lonmin Plc and a director of other public companies.

SAM ESSON JONAH (4)

Chief Executive and Group Managing Director; Chairman of the Risk Management Committee.

Age 54. Ghanaian. Appointed in May 1982. Director of Lonmin Plc, Commonwealth Africa Investment Fund Limited and also Chancellor of the University of Cape Coast, Ghana. Member of the UN Global Compact on Governance. Member of the International Investment Advisory Council to the President of South Africa and a similar body in Ghana. Chairman of Sierra Rutile Limited, in Sierra Leone.

DR MICHAEL PETER MARTINEAU (2)

Non-Executive Director

Age 59. British. Appointed in February 2000. He is the Executive Deputy Chairman of Eurasia Mining Plc. Former director of several mining and exploration companies in Africa, Australia, Canada, and the United Kingdom including Cluff Resources Plc and SAMAX Resources Limited.

NICHOLAS JEREMY MORRELL (2)

Non-Executive Director

Age 56. British. Appointed to the Board in February 1997. Former director and Chief Executive of Lonmin Plc.

SRINIVASAN VENKATAKRISHNAN (VENKAT) (4)

Chief Financial Officer

Age 38. British. Mr Venkatakrishnan is the Chief Financial Officer. He joined the Board in July 2000 from Deloitte & Touche in the United Kingdom, where he was employed as a director in the Re-organisation Services Division.

Secretary

Ernest Abankroh, 43, Ghanaian. He was appointed Group Company Secretary in May 1999, having previously served as Assistant Company Secretary from December 1996 and in other roles within our accounts department. He holds a Bachelor of Commerce honours degree and a Diploma in Education from the University of Cape Coast in Ghana and is a Fellow of the Institute of Chartered Secretaries and Administrators (UK).

(1) AUDIT AND FINANCE COMMITTEE MEMBER

(2) MANAGEMENT DEVELOPMENT AND REMUNERATION COMMITTEE MEMBER

(3) CORPORATE GOVERNANCE COMMITTEE MEMBER

(4) RISK MANAGEMENT COMMITTEE MEMBER

REPORT OF THE DIRECTORS                                                       21

                                                                  [ASHANTI LOGO]

The directors present below their report and the audited financial statements for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The principal activities of the Group are the exploration, development and mining of gold. The progress of the business during the year and likely future developments are reported in the Chairman's Statement, the Chief Executive's Review, the Operations Review, and Financial Review.

RESULTS AND DIVIDENDS

The financial results for the year are set out on page 26. The Board does not recommend paying a dividend for the year ended 31 December 2003.

PROPOSED MERGER WITH ANGLOGOLD LIMITED

During 2003, Ashanti entered into merger discussions with AngloGold and subsequently entered into a transaction agreement to effect a merger of Ashanti and AngloGold. The Board remains committed to the merger proposals which in our opinion is in the best interests of Ashanti's stakeholders including shareholders, employees and the people of Ghana. A chronology of events regarding the proposed merger arrangement is set out in the Chief Executive's Review.

DIRECTORS

Details of the directors of the Company at the date of this report are given on page 20. All the directors shown served throughout the year.

Mr T S Schultz and Mrs E D Ofori Atta retired from the Board with effect from 31 December 2003. Mrs M. Botsio-Phillips, previously substitute director for Mrs Ofori Atta, was consequently appointed to revert to her substantive director position with effect from 1 January 2004.

DIRECTORS' INTERESTS

The interests of the directors holding office at the end of the year in the ordinary shares of the Company are shown in note 22 to the financial statements.

None of the directors had any interests in the shares of any of the Company's subsidiaries at any time during the year. None of the directors had a material interest in any contract of significance with the Group during the year, other than Mr S E Jonah, who has entered into a service agreement dated 28 February 2003 with Ashanti Capital Limited following termination of the Technical Services Agreement dated 14 March 1994 (as amended) between the Company and Lonmin Plc.

EMPLOYEES AND EMPLOYMENT POLICIES

Ashanti continues to develop its employment policies to suit developments of the times. Employee relations are placed high on the Company's activities which ensures employee commitment. The Company strives to constantly ensure regular communication and consultation with employees through personal contact, known as "free speak" sessions, at the locations and via the Company's Intranet. Published quarterlies and annual reports are released promptly to all locations within the Group for communication to employees. Communications on employee share schemes are carried out as appropriate. Set out in note 21 to the accounts on page 44 are details of the employee share and other schemes currently in place. The Company practices an open door policy across the Group and has afforded worker/staff representatives a seat on divisional boards that are the highest decision making machinery at the local mine level under the federalist management philosophy. Ashanti has a policy of non discrimination in race, colour, religion or disability.

The Group respects and values its employees as individuals and places emphasis on policies which benefit both the Group and its employees. The Group is committed to providing equal advancement opportunities, safe, clean working conditions and remuneration in the upper range of the industry. It recognises the merit of all employees, yet it endeavours to attract and retain the best people by rewarding superior performance and giving them opportunities to expand their skills, develop their potential and apply their creativity.

SHARE CAPITAL

Details of the changes in the Company's share capital during the year, including treasury shares and the number of ordinary shares reserved for issue at the year end, are shown in note 21 to the financial statements.

DONATIONS

Charitable donations for the year amounted to US$0.4 million. No donations were made for political purposes.

SUBSTANTIAL SHAREHOLDERS

Details of the Company's 20 largest shareholders as at 23 January 2004, the last practicable date, are shown on page 53.

GOING CONCERN

A full statement on going concern is set out in note 1 on page 31.

AUDITORS

Deloitte & Touche have agreed to continue as the Group's auditors. A resolution to authorise the directors to determine their remuneration will be proposed at the Annual General Meeting.

ANNUAL GENERAL MEETING

The Board is recommending to shareholders the proposed merger of the Company and AngloGold Limited. If it is approved at a meeting of the shareholders and all the necessary conditions are satisfied for the merger to become effective, then an Annual General Meeting of the Company will only be required as a private company.

If an annual general meeting for Ashanti as a public listed company becomes necessary, an appropriate notice will be given for the meeting.

CORPORATE GOVERNANCE

A statement on corporate governance under the Combined Code on Corporate Governance is set out on page 22.

Ashanti is aware of the increasing demand for listed companies to demonstrate best practice in governance to which the Group remains committed, and will work towards complying with the relevant regulations in jurisdictions in which it is listed.

The Company is a member of the Global Compact of the United Nations Organisation
(UNO) which is seeking wide participation from a diverse group of business and other organisations to promote and uphold core values in the areas of human rights, labour standards and environmental practices. Full details of the principles are set out on page 23.

By order of the Board

/s/ M E Beckett                                                /s/ Sam E Jonah

M E BECKETT                                                        SAM E JONAH
CHAIRMAN                                                     CHIEF EXECUTIVE &
                                                       GROUP MANAGING DIRECTOR

10 February 2004

22   CORPORATE GOVERNANCE

                                                                  [ASHANTI LOGO]

The Combined Code detailing the Principles of Good Corporate Governance and Code of Best Practice was published in June 1998.

STATEMENT OF COMPLIANCE WITH THE PROVISIONS OF THE COMBINED CODE

All companies listed on the London Stock Exchange, other than overseas companies such as the Company, are required to report on their compliance with the Combined Code on Corporate Governance (the "Code"), which forms part of the Listing Rules of the Financial Services Authority. Notwithstanding this dispensation, the Board reports that the Company, in applying the principles of good governance, has complied throughout the year with the provisions of
Section 1 of the Code, except for paragraphs A.2.1, A.3.2, A.6.2 and B.1.6, B.1.7, B.3.1, B.3.2, B.3.3 and B.3.5 where the requirements differ from general practice in Ghana.

STATEMENT OF APPLIANCE OF THE PRINCIPLES OF THE COMBINED CODE

The Board of directors, which currently comprises three executive and eight non-executive directors, meets formally at least five times a year.

There is a clear separation between the roles of the Chairman and the Chief Executive. The Chairman is responsible for the effectiveness of the Board, the balance of membership and for ensuring that all directors' views are heard. The Chief Executive is responsible for the day-to-day operation of the business and for developing future strategies. In this, he is assisted by his fellow executive directors and the other senior managers who, together, form the Chief Executive's Committee as detailed on page 55.

Biographical details of the Board of directors are set out on page 20 and a brief description of the roles and functions of the principal board committees are given below. The Board's primary role in seeking to maximise shareholder value, is to determine the Group's long-term direction and strategy and to monitor the management of the business to ensure that agreed performance targets are achieved. The Board is guided mainly by matters that it has specifically reserved for its decision. These include major acquisitions and disposals, the approval of financial statements, authority levels for expenditure, succession plans for executives and key staff incentivisation. The Board pays particular attention to key areas of risk including safety, health and environment.

The strong representation of non-executive directors on the Board, who are drawn from a wide variety of backgrounds, brings a broad diversity of experience to the business.

BOARD PRACTICES AND COMMITTEES

Certain aspects of the Board's role are carried out through committees, namely Audit & Finance Committee, Management Development & Remuneration Committee, Corporate Governance Committee and Risk Management Committee. Each of the Committees meets formally at least four times a year. The respective charter of these committees is outlined opposite.

AUDIT & FINANCE COMMITTEE

The Audit and Finance Committee reviews and reports to the Board on the compliance, integrity and major judgmental aspects of the Group's published financial statements, the scope and quality of the internal and external audit and the adequacy of the Group's internal controls.

MANAGEMENT DEVELOPMENT AND REMUNERATION COMMITTEE

The Management Development and Remuneration Committee is responsible for the appointment of directors, the determination of the level and structure of executive directors' remuneration and the review of their performance and service agreements. It then makes recommendations to the Board on these matters in accordance with its terms of reference and reviews and approves succession programmes with respect to top management.

CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee is responsible for the non-financial aspects of the Group's safety, health and environmental issues and makes recommendations, as appropriate, to the Board.

The Committee is also responsible for monitoring general conduct of directors in line with best practice and screens individuals proposed for appointment to the Board.

RISK MANAGEMENT COMMITTEE

The Risk Management Committee reviews and monitors execution of risk management policies of the Group with particular focus on financial risks, including hedging, and where necessary makes recommendations to the Board.

RELATIONS WITH SHAREHOLDERS

Regular meetings are held with institutional shareholders, fund managers and brokers' analysts, which also include visits to the Company's operations, with a view to ensuring that the plans and objectives of the Company are fully understood.

Shareholders' interests and the Group's assets are safeguarded by a system of internal control overseen by the Audit & Finance Committee.

The controls and procedures include the following:

ORGANISATIONAL STRUCTURE

The Group operates through a clearly defined organisational structure. The Board of directors, which meets regularly, is responsible for overall strategy, while the Chief Executive and Group Managing Director, assisted by the Chief Executive's Committee, has day to day operational responsibility. The Board is also responsible for monitoring the Group's performance which is measured against approved budgets and prior year's performance.

FINANCIAL REPORTING

Budgets are prepared annually for financial performance, operating costs and capital expenditure. Financial information is produced monthly and monitored against budgets. Variances are considered by the relevant management and appropriate action taken. Financial information is reviewed in relation to

CORPORATE GOVERNANCE                                                          23

                                                                  [ASHANTI LOGO]

comprehensive information regarding production, primarily quantities and grades. Unaudited Accounts are published every quarter together with a report on production performance.

APPROVAL PROCEDURES

Systems are in place to ensure that transactions in respect of major areas of risk are subject to approval procedures. These include approval of Group budget by the Board, significant expenditure at the mines by the respective divisional Boards and approval of Hedging Policy by the Board, upon recommendation from the Risk Management Committee.

CONTROLS OVER HEDGING TRANSACTIONS

The Group has a Board approved hedge policy. The Group carries out its hedging activities in accordance with the guidelines stated in the policy, which are overseen by the Risk Management Committee.

INTERNAL CONTROL

The directors continued throughout the year with an ongoing process for identifying, evaluating and managing the significant risks faced by the Group progressively throughout the latter part of the year. This process is regularly reviewed by the Board and accords with the Turnbull guidance on internal control.

Information on the Group's significant risks, together with the relevant control and monitoring procedures, is reviewed for completeness and accuracy by the Group's management committees. The information is presented to the Board for directors to assess the effectiveness of the system on internal control. In addition, the committees of the Board monitor the Group's significant risks on an ongoing basis.

Assurance functions including internal auditors, health and safety auditor and environmental auditors, perform reviews of control activities and provide regular written and oral reports to the Board, Audit & Finance and Risk Management and Corporate Governance committees. The managing directors of business units complete an internal control report which seeks to confirm that internal controls are operating effectively at an operational level. The results of this process are reviewed by the Group Risk Management Committee and Audit & Finance Committee and are then presented to the Board as a further part of the Group's internal controls. The whole risk management process, including the progress on embedding, is reviewed and strengthened as appropriate in order to assist the need for continuous improvement.

The Board is responsible for the effectiveness of the Group's system of internal control and for the review of its effectiveness. Such a system is designed to manage rather than to eliminate the risk of failure to achieve the Group's objectives and can only provide reasonable but not absolute assurance against misstatement or loss.

GLOBAL COMPACT

Ashanti has embraced and resolved to enact the Global Compact sponsored by the UNO whose nine principles on governance have been upheld by Ashanti. They are:

1. to support and respect the protection of international human rights within their sphere of influence;

2.   to make sure our company is not complicit in human rights abuses;

3. to uphold freedom of association and the effective recognition of the right to collective bargaining;

4.   to uphold the elimination of all forms of forced and compulsory labour;

5.   to uphold the effective abolition of child labour;

6. to uphold the elimination of discrimination in respect of employment and occupation;

7.   to support a precautionary approach to environmental challenges;

8.   to undertake initiatives to promote greater environmental responsibility;
     and

9. to encourage the development and diffusion of environmentally friendly technologies.

Ashanti was the first Company in Ghana to join the Global Compact and takes a leading role in progressing with the advancement of the principles in Ghana by working closely with the local office of the United Nations Development Programme.

24   DIRECTORS' RESPONSIBILITIES

                                                                  [ASHANTI LOGO]

DIRECTORS' RESPONSIBILITIES

The Ghana Companies Code, 1963 (Act 179) ("the Companies Code") requires that for each financial period the directors must prepare financial statements which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

-    select suitable accounting policies and then apply them consistently;

-    make judgements and estimates that are reasonable and prudent;

-    state whether applicable accounting standards have been followed; and

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Code. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The above statement should be read in conjunction with the statement of the auditors' responsibilities set out on page 25.

INDEPENDENT AUDITORS' REPORT                                                  25

                                                                  [ASHANTI LOGO]

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF ASHANTI GOLDFIELDS COMPANY LIMITED

We have audited the financial statements of Ashanti Goldfields Company Limited for the year ended 31 December 2003 which comprise the Group profit and loss account, the Group and Company balance sheets, the Group cash flow statement, the reconciliation of movements in Group shareholders' funds and the related notes 1 to 28. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with section 133 of the Ghana Companies Code, 1963 (Act 179). Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable Ghanaian law. The financial statements are prepared in accordance with applicable United Kingdom accounting standards. Our responsibility is to audit the financial statements in accordance with relevant Ghanaian legal and regulatory requirements, the Listing Rules of the United Kingdom Financial Services Authority and United Kingdom auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Ghana Companies Code, 1963 (Act 179). We also report whether, in our opinion, the financial statements are in agreement with the books and the books have been properly kept, and if, in our opinion, the directors' report is not consistent with the financial statements and if we have not obtained the information and explanations we require for our audit.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the United Kingdom Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Annual Report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with United Kingdom auditing standards issued by the United Kingdom Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

GOING CONCERN

In forming our opinion, we have considered the adequacy of the disclosures made in note 1 to the accounts, concerning uncertainty over the Group's sources of financing. In view of the significance of this uncertainty, we consider it should be drawn to your attention, but our opinion is not qualified in this respect.

OPINION

In our opinion the financial statements are in agreement with the books and the books have been properly kept. In our opinion, the financial statements give a true and fair view of the state of the affairs of the Company and the Group as at 31 December 2003 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Ghana Companies Code, 1963 (Act 179).

DELOITTE & TOUCHE

Chartered Accountants
Accra, Ghana
10 February 2004

26   GROUP PROFIT AND LOSS ACCOUNT

                                                                  [ASHANTI LOGO]

     For the year ended 31 December

                                                                         2003                                    2002
                                                                         GROUP
                                               BEFORE                    AFTER     INTEREST                    Interest
                                            EXCEPTIONAL  EXCEPTIONAL  EXCEPTIONAL  IN JOINT                    in joint
                                               ITEMS        ITEMS        ITEMS      VENTURE   TOTAL    Group    venture   Total
                                      Note     US$M         US$M         US$M        US$M     US$M      US$m      US$m     US$m
--------------------------------------------------------------------------------------------------------------------------------
TURNOVER                                2      456.9           -         456.9      108.0     564.9    467.5      84.7    552.2
                                            --------     -------      --------     ------    ------   ------   -------   ------
Cash operating costs                    4     (300.0)          -        (300.0)     (56.3)   (356.3)  (275.9)    (47.2)  (323.1)
Other costs                                    (30.3)       (5.4)        (35.7)      (3.9)    (39.6)   (26.8)     (4.8)   (31.6)
Royalties                                      (14.0)          -         (14.0)      (3.6)    (17.6)   (11.9)     (2.7)   (14.6)
Depreciation and amortisation                  (66.9)      (15.1)        (82.0)     (12.9)    (94.9)   (75.1)    (13.3)   (88.4)
Refinancing and restructuring costs                -          -              -          -         -    (23.5)     (8.8)   (32.3)
                                            --------     -------      --------     ------    ------   ------   -------   ------
TOTAL COSTS                             5     (411.2)      (20.5)       (431.7)     (76.7)   (508.4)  (413.2)    (76.8)  (490.0)
                                            --------     -------      --------     ------    ------   ------   -------   ------
Other income                                       -           -             -          -         -     12.1         -     12.1
OPERATING PROFIT                        4       45.7       (20.5)         25.2       31.3      56.5     66.4       7.9     74.3
                                                                                   ------    ------            -------   ------
Share of operating profit of
  joint venture                                 31.3           -          31.3                           7.9
                                            --------     -------      --------                        ------
TOTAL OPERATING PROFIT                  4       77.0       (20.5)         56.5                          74.3
PROFIT ON SALE OF INVESTMENTS                      -         8.3           8.3                             -
PROFIT ON SALE OF FIXED ASSETS                     -         4.7           4.7                             -
                                            --------     -------      --------                        ------
PROFIT BEFORE INTEREST AND TAXATION             77.0        (7.5)         69.5                          74.3

Net interest payable: group             7      (12.4)        2.7          (9.7)                        (17.5)
                      joint venture     7       (4.5)          -          (4.5)                         (5.1)
                                            --------     -------      --------                        ------
PROFIT BEFORE TAXATION                          60.1        (4.8)         55.3                          51.7
Tax: group                              8        0.5        (0.8)         (0.3)                         (3.0)
     joint venture                      8       (4.6)          -          (4.6)                          6.7
                                            --------     -------      --------                        ------
PROFIT AFTER TAXATION                           56.0        (5.6)         50.4                          55.4
MINORITY INTEREST                               (1.2)          -          (1.2)                          0.8
                                            --------     -------      --------                        ------
PROFIT ATTRIBUTABLE TO SHAREHOLDERS             54.8        (5.6)         49.2                          56.2
DIVIDENDS                               9          -           -             -                             -
                                            --------     -------      --------                        ------
RETAINED PROFIT FOR THE YEAR                    54.8        (5.6)         49.2                          56.2
                                            ========     =======      ========                        ======

BASIC EARNINGS PER SHARE (US$)         10       0.43        (0.5)         0.38                          0.47
DILUTED EARNINGS PER SHARE (US$)       10       0.41        (0.4)         0.37                          0.44
                                            ========     =======      ========                        ======

GROUP BALANCE SHEET                                                           27

                                                                  [ASHANTI LOGO]

As at 31 December

                                                                   2003                         2002
                                                                 INTEREST                     Interest
                                                                 IN JOINT                     in joint
                                                         GROUP   VENTURE     TOTAL    Group   venture    Total
                                                 Note    US$M      US$M      US$M     US$m      US$m      US$m
---------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                 11      15.4      50.9      66.3     17.3      54.8      72.1
Tangible assets                                   12     603.4     110.4     713.8    602.7     103.5     706.2
Investments
            - Geita joint venture                 13     113.4    (113.4)        -     91.2     (91.2)        -
            - Loans to joint venture and other
              investments                         13       1.1         -       1.1     32.6         -      32.6
                                                        ------              ------   ------              ------
                                                         733.3               781.2    743.8               810.9
                                                        ------              ------   ------              ------
CURRENT ASSETS
Stocks                                            14      68.4      13.6      82.0     76.6      11.2      87.8
Debtors due within one year                       15      39.2      14.7      53.9     14.0      21.2      35.2
Debtors due after more than one year              15         -         -         -      8.8         -       8.8
Cash                                              16      72.8       3.6      76.4     41.3      14.4      55.7
                                                        ------   -------    ------   ------   -------    ------
                                                         180.4      31.9     212.3    140.7      46.8     187.5
                                                        ------   -------    ------   ------   -------    ------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Creditors                                         17    (131.3)    (17.5)   (148.8)  (131.1)    (19.7)   (150.8)
Borrowings                                        18     (24.9)    (10.8)    (35.7)    (2.7)    (10.8)    (13.5)
                                                        ------   -------    ------   ------   -------    ------
                                                        (156.2)    (28.3)   (184.5)  (133.8)    (30.5)   (164.3)
                                                        ------   -------    ------   ------   -------    ------
NET CURRENT ASSETS                                        24.2       3.6      27.8      6.9      16.3      23.2

TOTAL ASSETS LESS CURRENT LIABILITIES                    757.5               809.0    750.7               834.1

CREDITORS: AMOUNTS FALLING DUE OVER ONE YEAR
Creditors                                         17      (3.6)    (24.9)    (28.5)   (24.0)    (39.9)    (63.9)
Borrowings                                        18    (217.4)    (22.3)   (239.7)  (254.2)    (40.6)   (294.8)

PROVISIONS FOR LIABILITIES AND CHARGES            20     (27.8)     (4.3)    (32.1)   (25.0)     (2.9)    (27.9)
                                                        ------   -------    ------   ------   -------    ------
                                                         508.7               508.7    447.5               447.5
                                                        ======              ======   ======              ======
CAPITAL AND RESERVES

Stated capital                                    21     599.0                        588.2
Reserves                                          23     (92.7)                      (141.9)
                                                        ------                       ------
EQUITY SHAREHOLDERS' FUNDS                               506.3                        446.3
Equity minority interests                                  2.4                          1.2
                                                        ------                       ------
                                                         508.7                        447.5
                                                        ======                       ======

The financial statements were approved by the Board of directors on 10 February 2004 and signed on its behalf by:

/s/ S E Jonah                                             /s/ S Venkatakrishnan
S E Jonah                                                 S Venkatakrishnan
Director                                                  Director

28   GROUP CASH FLOW STATEMENT

                                                                  [ASHANTI LOGO]

     For the year ended 31 December

                                                                               2003      2002
                                                                      NOTE     US$M      US$m
----------------------------------------------------------------------------------------------
CASH INFLOW FROM OPERATING ACTIVITIES                                  24       86.3      95.2
----------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                0.8       0.8
Interest paid                                                                   (9.1)    (19.6)
----------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE                                                            (8.3)    (18.8)
----------------------------------------------------------------------------------------------
TAXATION
Tax paid                                                                        (1.2)     (2.0)
----------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                              (83.0)    (64.5)
Proceeds from sale of fixed assets                                               3.0         -
Proceeds from sale of investments                                               13.3         -
Loans repaid by joint venture                                                   30.0         -
----------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT             (36.7)    (64.5)
----------------------------------------------------------------------------------------------
CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING                        40.1       9.9
MANAGEMENT OF LIQUID RESOURCES                                                   3.1       6.0
----------------------------------------------------------------------------------------------
CASH INFLOW BEFORE FINANCING                                                    43.2      15.9
FINANCING
Issue of ordinary shares                                                        10.8      41.8
Decrease in debt                                                               (19.4)    (61.0)
----------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM FINANCING                                        25       (8.6)    (19.2)
----------------------------------------------------------------------------------------------
INCREASE/(DECREASE) IN CASH                                                     34.6      (3.3)
==============================================================================================
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
Increase/(decrease) in cash                                                     34.6      (3.3)
Decrease in liquid resources                                                    (3.1)     (6.0)
----------------------------------------------------------------------------------------------
                                                                                31.5      (9.3)
Cash outflow from decrease in debt                                              19.4      61.0
Other                                                                           (4.8)      3.4
----------------------------------------------------------------------------------------------
MOVEMENT IN NET DEBT                                                            46.1      55.1
Net debt at 1 January                                                         (215.6)   (270.7)
----------------------------------------------------------------------------------------------
NET DEBT AT 31 DECEMBER                                                26     (169.5)   (215.6)
==============================================================================================

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS                      29

                                                                  [ASHANTI LOGO]

For the year ended 31 December

                                                   2003             2002
                                                   US$M             US$m
------------------------------------------------------------------------
Profit for the year                                49.2             56.2
Dividend                                              -                -
------------------------------------------------------------------------
                                                   49.2             56.2
New share capital issued                           10.8             43.0
------------------------------------------------------------------------
NET ADDITIONS TO SHAREHOLDERS' FUNDS               60.0             99.2

Opening shareholders' funds                       446.3            347.1
------------------------------------------------------------------------
CLOSING SHAREHOLDERS' FUNDS                       506.3            446.3
------------------------------------------------------------------------

There are no recognised gains and losses other than as disclosed in the Group Profit and Loss Account.

30   COMPANY BALANCE SHEET

                                                                  [ASHANTI LOGO]

     As at 31 December

                                                                       2003             2002
                                                        Note           US$M             US$m
---------------------------------------------------------------------------------------------
FIXED ASSETS
Tangible assets                                          12            474.9            472.5
Investments                                              13            246.3            261.6
---------------------------------------------------------------------------------------------
                                                                       721.2            734.1
---------------------------------------------------------------------------------------------
CURRENT ASSETS
Stocks                                                   14             43.5             44.9
Debtors                                                  15            242.1            183.9
Cash                                                     16             17.9             19.5
---------------------------------------------------------------------------------------------
                                                                       303.5            248.3
---------------------------------------------------------------------------------------------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Creditors                                                17            (88.1)           (67.5)
Borrowings                                               18             (0.7)            (1.7)
---------------------------------------------------------------------------------------------
                                                                       (88.8)           (69.2)
---------------------------------------------------------------------------------------------
NET CURRENT ASSETS                                                     214.7            179.1

TOTAL ASSETS LESS CURRENT LIABILITIES                                  935.9            913.2

CREDITORS: AMOUNTS FALLING DUE OVER ONE YEAR
Creditors                                                17           (691.9)          (700.6)
Borrowings                                               18             (1.4)            (4.6)

PROVISIONS FOR LIABILITIES AND CHARGES                   20             (9.7)           (11.2)
---------------------------------------------------------------------------------------------
                                                                       232.9            196.8
=============================================================================================
CAPITAL AND RESERVES
Stated capital                                           21            599.0            588.2
Reserves                                                 23           (366.1)          (391.4)
---------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                                             232.9            196.8
=============================================================================================

The financial statements were approved by the Board of directors on 10 February 2004 and signed on its behalf by:

/s/ S E Jonah                                           /s/ S Venkatakrishnan
S E Jonah                                               S Venkatakrishnan
Director                                                Director

NOTES TO THE FINANCIAL STATEMENTS                                             31

                                                                  [ASHANTI LOGO]

1    ACCOUNTING POLICIES

     The principal accounting policies adopted by the Group and used in the preparation of these financial statements are set out below. The accounting policies used in preparing the financial statements are consistent with those used by the Group in its financial statements for the year ended 31 December 2002.

     GOING CONCERN

     In June 2002, Ashanti issued US$75 million of Mandatorily Exchangeable Notes ("MENs"). The MENs will mandatorily exchange into ordinary shares of Ashanti when Ashanti effects a rights issue. Ashanti agreed with its banks and the holders of the MENs to complete the rights issue prior to 28 December 2003. It was intended that as a part of the rights issue Ashanti would raise additional funds to fund completion of the Siguiri CIP project.

     During the course of the 2003, Ashanti entered into merger discussions with AngloGold and subsequently entered into a transaction agreement to effect a merger ("the Merger") of Ashanti and AngloGold. As a consequence of entering into the transaction agreement, Ashanti had to delay completing the rights issue. Since the MENs will become repayable on the Merger being completed, Ashanti has secured agreement of its banks and the holders of the MENs to delay the timeframe for completion of the rights issue until 28 December 2004.

     Given the delay in the rights issue, the postponement/cancellation of the Siguiri CIP project was considered. However, following discussions with AngloGold, Ashanti decided to continue with the Siguiri CIP project, notwithstanding the substantial increase in the anticipated capital cost of this project. The increased capital expenditure required for this project, together with the reduced cash inflows received by the Ashanti Group due to poorer operating performance in 2003 compared to 2002, has led to Ashanti seeking alternative sources of financing to fund its cash requirements until the consummation of the Merger.

     With the agreement of AngloGold, a US$30 million distribution paid by the Geita mine on 31 December 2003 has been paid in full to Ashanti. AngloGold has also agreed to provide an additional US$14.1 million to Ashanti by purchasing at face value the residual inter-company loan provided by the Ashanti Group in respect of the Geita joint venture. In addition, AngloGold has agreed to provide an unsecured loan facility of up to US$20 million to Ashanti. These arrangements are not conditional on the Merger completing.

     The Ashanti Board considers that these arrangements, together with the undrawn amounts under its revolving credit facility, are sufficient to enable it to meet its cash requirements in the period prior to the Merger becoming effective, currently anticipated to be around April 2004. If the Merger is not completed, or if there is a substantial delay in completing the Merger, Ashanti will need to proceed with its rights issue or review alternative forms of financing. If the Merger is not completed and alternative forms of financing cannot be implemented, then there will be uncertainty as to whether the Ashanti Group will be able to continue as a going concern.

     Having taken into account the progress which AngloGold and Ashanti have achieved in relation to the Merger, the financial support being provided by AngloGold and other relevant factors, the Directors of Ashanti have formed the judgement that, at the time of approving these financial statements, it is appropriate to use the going concern basis in preparing these financial statements.

     The financial statements do not include any adjustments that might result should the Group be unable to continue as a going concern.

     BASIS OF ACCOUNTING

     The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards.

     Because the Group earns all its revenue in US dollars and the majority of its transactions are in US dollars, or based on them, the Group's functional and reporting currency is US dollars.

     BASIS OF CONSOLIDATION

     The Group financial statements comprise a consolidation of the results, assets and liabilities of the Company, its subsidiary undertakings and joint ventures. The results and cash flows of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.

     GOODWILL

     Goodwill, arising from the purchase of subsidiary undertakings and interests in associates and joint ventures represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired. Goodwill in accordance with FRS 10 is capitalised and amortised over the life of the underlying mine assets. Prior to 1 January 1998, goodwill was charged to reserves in the year of acquisition.

     On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any goodwill previously charged to reserves or capitalised and not yet charged to the profit and loss account.

     JOINT VENTURES

     A joint venture is an entity in which the Group holds a long-term interest and which is jointly controlled by the Group and one or more venturers under a contractual arrangement. The results of joint ventures are accounted for using the gross equity method of accounting.

     TRANSACTIONS IN OTHER CURRENCIES

     Monetary assets and liabilities denominated in currencies other than the US dollar are translated at the rates of exchange ruling at the year end. Transactions denominated in currencies other than US dollars are translated at the rates ruling at the dates of the transactions. All translation differences are taken to the profit and loss account.

     REVENUE RECOGNITION

     Sale of bullion is recognised when dore is produced in the gold room. The proceeds from sales of bullion produced prior to the year end but which have not been received are included as `gold in transit' within cash balances.

32   NOTES TO THE FINANCIAL STATEMENTS

                                                                  [ASHANTI LOGO]

EXPLORATION COSTS

Exploration costs incurred prior to the establishment of a commercially mineable deposit are charged against profits.

TANGIBLE FIXED ASSETS

Tangible fixed assets are recorded at cost less accumulated depreciation. Repairs and maintenance expenditures are charged against profits as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised.

Once it has been established that a commercially mineable deposit exists, mine development costs, including interest costs, are capitalised as tangible fixed assets. Mine development costs consist of those expenditures necessary to gain access to ore bodies prior to production and to extend production in an existing ore body, including costs of removing overburden, constructing underground shaft stations, and extending tunnels.

Tangible fixed assets are depreciated as follows:

Development costs, plant and equipment and processing plants are depreciated over the life of the mine using the unit of production method based on proved and probable reserves, or on a straight-line basis over their estimated useful lives if shorter. Buildings are depreciated on a straight-line basis. Following are the estimated useful lives of assets that are depreciated using the straight-line basis:

Externally purchased software       3 years
Vehicles                            5 years
Plant and equipment                 5 to 15 years
Buildings                           up to 30 years

Estimated useful lives are reviewed on an annual basis in conjunction with the life-of-mine plans. Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. At such time, in accordance with FRS 11, Impairment of fixed and assets and goodwill ("FRS 11") the net present value of the expected future cash flows attributable to the asset or its disposal value, if higher, is compared to the carrying value and an impairment charge is recorded if necessary.

STOCKS

Stocks are valued at the lower of cost and net realisable value (which includes an appropriate proportion of production overheads).

INTEREST AND FINANCE COSTS

Interest is capitalised in respect of mine developments as part of tangible fixed assets from the time that it has been determined that a commercially minable deposit exists up to the commencement of production. All other interest costs are charged against profits as incurred.

Front-end fees, commitment fees and other costs associated with the initial loan are deferred and amortised over the life of the loan to give a constant rate of return on the outstanding loan balance.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative instruments to hedge its exposures to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Group enters into hedging transactions which provide a minimum price for production and allow the Group to take advantage of increases in gold prices. Instruments are accounted for as a hedge when they have been entered into to manage gold prices and are within limits established by the Board of Directors.

Hedging transactions are used as part of the Group's protection and commitment programme. Protected ounces represent future sales of gold for which the future price of gold has been fixed. Committed ounces represent future obligations of the Group to deliver gold at an agreed upon maximum price.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument. Gains or losses on other hedging contracts, including premiums receivable and payable on options, are recognised in the profit and loss account as designated production is delivered. In the case of earlier settlement of hedge contracts, gains or losses are deferred and brought into income at the originally designated delivery date.

DEFERRED TAXATION

The Group provides for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes. Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

ENVIRONMENTAL AND SITE RESTORATION OBLIGATIONS

The expected costs of any committed decommissioning or other site restoration programmes incurred during the construction phase, discounted at the weighted average cost of capital, are provided for and capitalised at the beginning of each project and amortised over the life of the mine using the units of production method. Additional provisions are recorded during the production phase as environmental liabilities arise with a corresponding charge to operating results. Such costs are estimated based on studies performed by independent environmental specialists and represent management's best current estimate of amounts that are expected to be incurred when the remediation work is performed within current laws and regulations or the terms of respective mining licenses.

PRE-STRIPPING AND STRIPPING COSTS

Pre-stripping costs are the costs of removing overburden to expose ore after it has been determined that a commercially minable deposit exists. These costs are capitalised as tangible fixed assets and, upon commencement of production, depreciated using the unit of production method based on proved and probable reserves.

Stripping costs incurred during the production phase to remove additional waste are deferred and charged to operating costs on the basis of the average life of mine stripping ratio.

INVESTMENTS

In the Company balance sheet, investments in subsidiary undertakings are stated at cost less provision for any impairment.

LEASED ASSETS

Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in borrowings. Operating lease rentals are charged to the profit and loss account in equal amounts over the period of the lease.

NOTES TO THE FINANCIAL STATEMENTS                                 [ASHANTI LOGO]

2   TURNOVER

                                                            2003           2002
                                                            US$m           US$m
-------------------------------------------------------------------------------
GROUP
Bullion revenue                                             464.8         416.3
Cash (paid)/realised on maturing hedging contracts          (20.8)         16.9
Deferred hedging income                                      12.9          34.3
-------------------------------------------------------------------------------
                                                            456.9         467.5

JOINT VENTURE
Bullion revenue                                             122.0          90.1
Cash paid on maturing hedging contracts                     (14.0)         (5.4)
-------------------------------------------------------------------------------
TOTAL                                                       564.9         552.2
===============================================================================

3    EXCEPTIONAL ITEMS BEFORE TAXATION

                                                              2003         2002
                                                              US$m         US$m
-------------------------------------------------------------------------------
Profit on sale of investments (note a.)                        8.3            -
Profit on sale of fixed assets (note b.)                       4.7            -
Interest payable (note c.)                                     2.7            -
Other costs (note d.)                                         (5.4)           -
Depreciation and amortisation (note e.)                      (15.1)           -
Refinancing and restructuring costs (note f.)                    -        (23.5)
Share of operating loss of joint venture (note g.)               -         (8.8)
Other income (note g.)                                           -          8.8
-------------------------------------------------------------------------------
                                                              (4.8)       (23.5)
===============================================================================

a. Ashanti sold its interest in the Mampon property near Obuasi to Bogoso Gold Limited and Golden Star Resources Limited for a cash consideration of US$9.5 million and realised a further US$0.5 million from the debenture held in Birim Goldfields. These resulted in a gain before taxes of US$8.3 million.

b. The investment held in the joint venture in respect of the Youga property in Burkina Faso was sold for US$3.3 million resulting in a gain of US$2.7 million. Ashanti received insurance proceeds of US$3.0 million for the Company's damaged aircraft, which has since been scrapped. This resulted in a gain of US$2.0 million.

c. The Company re-negotiated the terms of the Kimin loans. In consideration for Ashanti extending the terms of the guarantee currently in place in favour of the lender, it secured a reduction in the amounts owed from US$7.7 million to US$5.0 million. This reduction of US$2.7 million has been recognised as an exceptional gain within interest payable.

d. During the fourth quarter, 358 workers at the Obuasi mine were made redundant at a cost of US$5.4 million.

e. Having reviewed the challenging environment in which the Freda-Rebecca mine operates, Ashanti has recognised an impairment charge of US$15.1 million.

f.   Costs incurred in refinancing the Group's debt during 2002.

g. As provided for in the sale and purchase agreement entered into in 2000 in respect of the Geita mine, AngloGold transferred the neighbouring Ridge 8 property to Geita during 2002. The consideration of US$17.6 million will be left outstanding until the project finance loans are fully repaid by Geita. AngloGold has transferred to Ashanti for no consideration, its 50% share of the receivable which resulted in an exceptional gain of US$8.8 million. In line with Ashanti's accounting policy on exploration costs, the cost of this property was expensed.

                                                                  [ASHANTI LOGO]

34   NOTES TO THE FINANCIAL STATEMENTS

     4    OPERATING PROFIT ANALYSIS BY BUSINESS AREA BEFORE EXCEPTIONAL ITEMS

     12 months to 31 December 2003

                                                                                  FREDA-   HEDGING
                                   OBUASI    IDUAPRIEM    BIBIANI    SIGUIRI     REBECCA   INCOME
--------------------------------------------------------------------------------------------------
Production ozs                    513,163     243,533     212,716    252,795      51,091        -
-------------------------------------------------------------------------------------------------
US$million
Revenue - spot                      187.1        89.8        77.6       91.7        18.6        -
        - hedging                       -           -           -          -           -     (7.9)
-------------------------------------------------------------------------------------------------
                                    187.1        89.8        77.6       91.7        18.6     (7.9)
Cash operating costs               (111.2)      (58.5)      (46.0)     (70.6)      (13.7)       -
Other costs                             -        (1.2)       (0.3)      (2.3)          -        -
Royalties                            (6.0)       (2.7)       (2.3)      (3.0)          -        -
-------------------------------------------------------------------------------------------------
EBITDA*                              69.9        27.4        29.0       15.8         4.9     (7.9)
Depreciation and amortisation       (30.8)       (6.0)      (11.2)     (12.6)       (5.6)       -
-------------------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)
  2003                               39.1        21.4        17.8        3.2        (0.7)    (7.9)
  2002                               22.9         4.6        18.2       (3.4)        6.0     51.2
=================================================================================================

                               EXPLOR-   CORP.
                                ATION    ADMIN.    GROUP         GEITA       TOTAL
------------------------------------------------------------------------------------
Production ozs                     -         -   1,273,298      330,523    1,603,821
------------------------------------------------------------------------------------
US$million
Revenue - spot                     -         -       464.8        122.0        586.8
  - hedging                        -         -        (7.9)       (14.0)       (21.9)
------------------------------------------------------------------------------------
                                   -         -       456.9        108.0        564.9
Cash operating costs               -         -      (300.0)       (56.3)      (356.3)
Other costs                     (4.5)    (22.0)      (30.3)        (3.9)       (34.2)
Royalties                          -         -       (14.0)        (3.6)       (17.6)
------------------------------------------------------------------------------------
EBITDA*                         (4.5)    (22.0)      112.6         44.2        156.8
Depreciation and amortisation      -      (0.7)      (66.9)       (12.9)       (79.8)
------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)
  2003                          (4.5)    (22.7)       45.7         31.3         77.0
  2002                          (3.9)    (14.5)       81.1         16.7         97.8
====================================================================================

*EBITDA - Earnings before interest, tax, depreciation and amortisation.

Costs include audit fees of US$0.6 million (2002: US$0.5 million).

12 months to 31 December 2002

                                                                                           FREDA-    HEDGING    EXPLOR-
                                    OBUASI    IDUAPRIEM       BIBIANI        SIGUIRI      REBECCA    INCOME     ATION
------------------------------------------------------------------------------------------------------------------------
Production ozs                     537,219     185,199        242,432        269,292       98,255         -          -
-----------------------------------------------------------------------------------------------------------------------
US$million
Revenue - spot                       167.8        57.8           76.1           83.9         30.7         -          -
        - hedging                        -           -              -              -            -      51.2          -
-----------------------------------------------------------------------------------------------------------------------
                                     167.8        57.8           76.1           83.9         30.7      51.2          -
Cash operating costs                (106.4)      (43.0)         (43.6)         (61.9)       (21.0)        -          -
Other costs                           (0.5)       (0.9)          (0.3)          (4.8)           -         -       (3.8)
Royalties                             (5.0)       (1.7)          (2.3)          (2.9)           -         -          -
Other income                             -           -              -              -            -         -          -
-----------------------------------------------------------------------------------------------------------------------
EBITDA*                               55.9        12.2           29.9           14.3          9.7      51.2       (3.8)
Depreciation and amortisation        (33.0)       (7.6)         (11.7)         (17.7)        (3.7)        -       (0.1)
-----------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)
  2002                                22.9         4.6           18.2           (3.4)         6.0      51.2       (3.9)
  2001                                 0.3         4.4            7.5           (6.8)         7.3      96.0       (8.4)
======================================================================================================================

                                     CORP.                   GEITA
                                     ADMIN.     GROUP         (50%)        TOTAL
----------------------------------------------------------------------------------
Production ozs                           -    1,332,397      289,522     1,621,919
----------------------------------------------------------------------------------
US$million
Revenue - spot                           -        416.3         90.1         506.4
        - hedging                        -         51.2         (5.4)         45.8
----------------------------------------------------------------------------------
                                         -        467.5         84.7         552.2
Cash operating costs                     -       (275.9)       (47.2)       (323.1)
Other costs                          (16.5)       (26.8)        (4.8)        (31.6)
Royalties                                -        (11.9)        (2.7)        (14.6)
Other income                           3.3          3.3            -           3.3
----------------------------------------------------------------------------------
EBITDA*                              (13.2)       156.2         30.0         186.2
Depreciation and amortisation         (1.3)       (75.1)       (13.3)        (88.4)
----------------------------------------------------------------------------------
Operating profit/(loss)
  2002                               (14.5)        81.1         16.7          97.8
  2001                               (22.4)        76.6         20.2          96.8
==================================================================================

     5   RECONCILIATION OF TOTAL COSTS

                                      2003         2002
                                      US$M         US$m
--------------------------------------------------------
CASH OPERATING COSTS
Obuasi                                111.2        106.4
Iduapriem                              58.5         43.0
Bibiani                                46.0         43.6
Siguiri                                70.6         61.9
Freda-Rebecca                          13.7         21.0
Geita (50%)                            56.3         47.2
--------------------------------------------------------
TOTAL CASH OPERATING COSTS            356.3        323.1

Corporate administration costs         22.0         16.5
Exploration costs                       4.5          3.8
Other costs                             7.7         11.3
Royalties                              17.6         14.6
Depreciation and amortisation          79.8         88.4
Exceptional costs                      20.5         32.3
--------------------------------------------------------
TOTAL COSTS                           508.4        490.0
========================================================

NOTES TO THE FINANCIAL STATEMENTS                                 [ASHANTI LOGO]

6    EMPLOYEES

                                                                               2003           2002
---------------------------------------------------------------------------------------------------
THE AVERAGE NUMBER OF EMPLOYEES OF THE GROUP DURING THE YEAR WAS AS FOLLOWS:     NO.            No.
Underground mining                                                             4,384          4,602
Surface mining                                                                   678            447
Processing                                                                     1,878          1,978
Administration                                                                 2,564          2,914
---------------------------------------------------------------------------------------------------
                                                                               9,504          9,941
===================================================================================================

     Remuneration paid to directors of the Company (excluding amounts paid to Lonmin Plc in respect of Technical Services and the services of Mr S E Jonah) amounted to US$2.7 million (2002: US$2.9 million).

7    NET INTEREST PAYABLE

                                                                         2003           2002
                                                                         US$m           US$m
--------------------------------------------------------------------------------------------
Enlarged Revolving Credit Facility                                        8.0            5.0
Mandatorily Exchangeable Notes                                            2.2            1.4
Revolving Credit Facility                                                   -            3.3
Exchangeable Notes                                                          -            6.3
Other loans and finance charges                                           3.8            3.3
--------------------------------------------------------------------------------------------
                                                                         14.0           19.3
Interest receivable                                                      (1.6)          (1.8)
--------------------------------------------------------------------------------------------
                                                                         12.4           17.5
Share of interest payable by joint venture                                4.5            5.1
--------------------------------------------------------------------------------------------
                                                                         16.9           22.6
Exceptional gain on re-negotiation of the Kimin loans (note 3c)          (2.7)             -
--------------------------------------------------------------------------------------------
                                                                         14.2           22.6
============================================================================================

8    TAXATION

                                                                 2003           2002
                                                                 US$m           US$m
------------------------------------------------------------------------------------
CORPORATE TAX - Current year     - group                          0.3            0.2
                                 - joint venture                  1.7            0.1
              - Prior years      - group                         (0.8)          (8.5)
                                 - joint venture                    -            0.2

DEFERRED TAX  - group                                               -           11.3
              - joint venture                                     2.9           (7.0)
------------------------------------------------------------------------------------
TAX CHARGE/(CREDIT) ON PROFIT ON ORDINARY ACTIVITIES              4.1           (3.7)
Tax on exceptional items                                          0.8              -
------------------------------------------------------------------------------------
                                                                  4.9           (3.7)
====================================================================================

     Deferred tax assets as at 31 December 2003 relating to tax losses have been recognised only to the extent that the latest forecasts indicate that they will be utilised against taxable profits within the immediate future. The total amount of deferred tax assets in respect of tax losses not recognised as at 31 December 2003 amounted to US$30.8 million (2002: US$37.2 million).

     No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures.

     Tax reconciliation

     The standard rate of tax for the year, based on the Ghanaian tax rate for listed companies is 30%. The difference from the standard tax charge to actual tax charge for 2003 and 2002 is set out in the following reconciliation.

                                                                           2003          2002
                                                                           US$m          US$m
----------------------------------------------------------------------------------------------
Profit before tax                                                          55.3           51.7
Tax on profit on ordinary activities at standard rate                      16.6           15.5
----------------------------------------------------------------------------------------------
Factors affecting charge for the year
Capital allowances for the period in excess of depreciation                (2.4)          (1.9)
Other short term timing differences                                         2.2            0.3
Tax losses utilised in the year                                           (17.4)          (3.7)
Profits arising in foreign jurisdictions with different tax rates           2.3          (12.9)
Group goodwill amortisation and other consolidation adjustments             2.0            3.6
Capital allowance uplifts                                                  (1.3)          (1.0)
Other permanent differences                                                   -            0.4
----------------------------------------------------------------------------------------------
TOTAL ACTUAL CURRENT YEAR CORPORATE TAX CHARGE                              2.0            0.3
==============================================================================================

                                                                  [ASHANTI LOGO]

36   NOTES TO THE FINANCIAL STATEMENTS

9    DIVIDEND

     No dividends were paid or proposed for the year (2002: Nil).

10   EARNINGS PER SHARE

     The calculation of earnings per share is based on earnings after tax and minority interests and the weighted average number of shares outstanding during the year of 128.5 million (2002: 119.1 million). Earnings per share has been shown before and after exceptional items in order to show the impact of the exceptional items on the underlying results of the business.

     Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all dilutive potential ordinary shares. The Company has three categories of dilutive potential ordinary shares being, warrants (under the agreement with the Company's hedge counterparties), share options (under the Senior Management Share Option Scheme) where the exercise price is less than the average price of the Company's ordinary shares during the period and employee share incentive plans where shares are issued free to senior management provided certain criteria are met.

                                                                                  2003            2002
-------------------------------------------------------------------------------------------------------
BEFORE EXCEPTIONAL ITEMS
BASIC AND DILUTED EARNINGS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS (US$M)            54.8            79.7

Weighted average number of ordinary shares (millions)                             128.5           119.1
Dilutive warrants (millions)                                                        2.3             5.3
Dilutive share options (millions)                                                   2.1             1.6
Dilutive employee share incentive plans (millions)                                  0.8             0.6
-------------------------------------------------------------------------------------------------------
ADJUSTED WEIGHTED NUMBER OF ORDINARY SHARES (MILLIONS)                            133.7           126.6
=======================================================================================================
BASIC EARNINGS PER SHARE (US$)                                                     0.43            0.67
DILUTED EARNINGS PER SHARE (US$)                                                   0.41            0.63

AFTER EXCEPTIONAL ITEMS
BASIC AND DILUTED EARNINGS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS (US$M)            49.2            56.2

Weighted average number of ordinary shares (millions)                             128.5           119.1
Dilutive warrants (millions)                                                        2.3             5.3
Dilutive share options (millions)                                                   2.1             1.6
Dilutive employee share incentive plans (millions)                                  0.8             0.6
-------------------------------------------------------------------------------------------------------
ADJUSTED WEIGHTED NUMBER OF ORDINARY SHARES (MILLIONS)                            133.7           126.6
=======================================================================================================
BASIC EARNINGS PER SHARE (US$)                                                     0.38            0.47
=======================================================================================================
DILUTED EARNINGS PER SHARE (US$)                                                   0.37            0.44
-------------------------------------------------------------------------------------------------------

11   INTANGIBLE ASSETS

                           GOODWILL
GROUP                        US$M
-----------------------------------
COST
At 1 January 2003            22.1
Additions                     0.7
Reductions                   (1.1)
-----------------------------------
AT 31 DECEMBER 2003          21.7
===================================
AMORTISATION
At 1 January 2003             4.8
Charge for the year           1.5
===================================
AT 31 DECEMBER 2003           6.3
===================================
NET BOOK VALUE
AT 31 DECEMBER 2003          15.4
At 31 December 2002          17.3
===================================

     The additional goodwill relates to contingent consideration of US$0.7 million which became payable in respect of the acquisition of Pioneer Goldfields Limited (Teberebie mine) in 2000 following increases in the gold price. The reduction in goodwill is in respect of a re-negotiation of the amount of deferred consideration due in respect of Teberebie.

                                                                  [ASHANTI LOGO]

NOTES TO THE FINANCIAL STATEMENTS

12.  TANGIBLE ASSETS

                              MINE SHAFTS,                                         ASSETS IN THE
                            DEVELOPMENT AND  PLANT AND    PROCESSING                 COURSE OF
                            PRE-PRODUCTION   EQUIPMENT      PLANTS      BUILDINGS   CONSTRUCTION    TOTAL
                                 US$M          US$M          US$M         US$M          US$M        US$M
----------------------------------------------------------------------------------------------------------
GROUP
COST
At 1 January 2003                 841.5         550.6         437.7        104.0         12.8      1,946.6
Additions                          26.5          13.0           5.3          0.3         39.3         84.4
Disposals                          (1.7)        (12.9)            -            -            -        (14.6)
Transfers                           2.8           1.0          11.9            -        (15.7)           -
----------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003               869.1         551.7         454.9        104.3         36.4      2,016.4
==========================================================================================================
DEPRECIATION
At 1 January 2003                 610.0         391.2         280.3         62.4            -      1,343.9
Charges                            17.3          22.4          21.8          3.9            -         65.4
Provision for impairment              -           1.2           8.0          5.9            -         15.1
Disposals                          (0.5)        (10.9)            -            -            -        (11.4)
----------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003               626.8         403.9         310.1         72.2            -      1,413.0
==========================================================================================================
NET BOOK VALUE
AT 31 DECEMBER 2003               242.3         147.8         144.8         32.1         36.4        603.4
At 31 December 2002               231.5         159.4         157.4         41.6         12.8        602.7
----------------------------------------------------------------------------------------------------------
COMPANY
COST
At 1 January 2003                 589.8         435.5         350.0         90.4          1.1      1,466.8
Additions                          20.8          11.3           5.0          0.3          7.6         45.0
Disposals                          (0.9)         (9.9)            -            -            -        (10.8)
----------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003               609.7         436.9         355.0         90.7          8.7      1,501.0
==========================================================================================================
DEPRECIATION
At 1 January 2003                 408.8         296.5         231.8         57.2            -        994.3
Charges                            12.2          17.7           8.2          3.0            -         41.1
Disposals                          (0.5)         (8.8)            -            -            -         (9.3)
----------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003               420.5         305.4         240.0         60.2            -      1,026.1
==========================================================================================================
NET BOOK VALUE
AT 31 DECEMBER 2003               189.2         131.5         115.0         30.5          8.7        474.9
At 31 December 2002               181.0         139.0         118.2         33.2          1.1        472.5
----------------------------------------------------------------------------------------------------------

     The net book value of tangible assets in the Group and Company includes US$2.1 million (2002: US$3.5 million) in respect of assets held under finance leases included within buildings.

                                              2003        2002
                                              US$M        US$m
--------------------------------------------------------------
GROUP CAPITAL COMMITMENTS
Contracts placed but not provided for         49.3        13.1
--------------------------------------------------------------

                                                                  [ASHANTI LOGO]

38                NOTES TO THE FINANCIAL STATEMENTS

13   INVESTMENTS

     GROUP

     The Group's investment in joint ventures is in respect of its 50 per cent interest in the Geita mine in Tanzania. This interest is accounted for under the gross equity basis of accounting.

                                             INVESTMENT     LOANS TO
                                              IN JOINT        JOINT          OTHER
                                              VENTURES      VENTURES      INVESTMENTS      TOTAL
                                                US$M          US$M            US$M          US$M
------------------------------------------------------------------------------------------------
COST
At 1 January 2003                               91.2           31.1            1.5         123.8
Share of retained profit for the year           22.2              -              -          22.2
Loans repaid by joint venture                      -          (30.0)             -         (30.0)
Sale of investments                                -              -           (1.5)         (1.5)
------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003                            113.4            1.1              -         114.5
================================================================================================

     COMPANY

                            SUBSIDIARY          JOINT           OTHER
                           UNDERTAKINGS       VENTURES        INVESTMENTS          TOTAL
                               US$M             US$M             US$M              US$M
----------------------------------------------------------------------------------------
COST
At 1 January 2003              387.0             85.6              1.5             474.1
Disposals                          -                -             (1.5)             (1.5)
----------------------------------------------------------------------------------------
AT 31 DECEMBER 2003            387.0             85.6                -             472.6
========================================================================================
PROVISIONS
At 1 January 2003              212.5                -                -             212.5
Provided in year                13.8                -                -              13.8
----------------------------------------------------------------------------------------
AT 31 DECEMBER 2003            226.3                -                -             226.3
========================================================================================
NET BOOK VALUE
AT 31 DECEMBER 2003            160.7             85.6                -             246.3
At 31 December 2002            174.5             85.6              1.5             261.6
========================================================================================

     The principal subsidiary and associated undertakings are:

                                                                                     CLASS OF        GROUP INTEREST
COMPANY AND COUNTRY OF INCORPORATION                      PRINCIPAL ACTIVITIES      SHARES HELD         PER CENT
-------------------------------------------------------------------------------------------------------------------
SUBSIDIARY COMPANIES
GHANA
Ashanti Goldfields (Bibiani) Limited                           Gold Mining             Ordinary            100
                                                                                   No par value
Ghanaian-Australian Goldfields Limited                         Gold Mining             Ordinary             80
                                                                                   No par value
Teberebie Goldfields Limited                                   Gold Mining             Ordinary             90
                                                                                   No par value
--------------------------------------------------------------------------------------------------------------
GUINEA
Societe Ashanti Goldfields de Guinee S.A.                      Gold Mining             Ordinary             85
--------------------------------------------------------------------------------------------------------------
ZIMBABWE
Ashanti Goldfields Zimbabwe Limited                            Gold Mining             Ordinary            100
--------------------------------------------------------------------------------------------------------------
ISLE OF MAN
Ashanti Treasury Services Limited                                 Treasury             Ordinary            100
Geita Treasury Services Limited                                   Treasury             Ordinary            100
--------------------------------------------------------------------------------------------------------------
CAYMAN ISLANDS
Ashanti Capital Limited                                          Financing             Ordinary            100
Ashanti Finance (Cayman) Limited                                 Financing             Ordinary            100
Ashanti Capital (Second) Limited                                 Financing             Ordinary            100
--------------------------------------------------------------------------------------------------------------
UNITED KINGDOM
Ashanti Goldfields Services Limited                        Holding Company             Ordinary            100
--------------------------------------------------------------------------------------------------------------
ASSOCIATED COMPANIES
Geita Gold Mining Limited (Tanzania)                           Gold Mining             Ordinary             50
Geita Management Company Limited (Isle of Man)                    Treasury              Ordinary            50
--------------------------------------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS                                 [ASHANTI LOGO]

14   STOCKS

                                     GROUP                         COMPANY
                             2003            2002            2003            2002
                             US$M            US$m            US$M            US$m
---------------------------------------------------------------------------------
Mine stores                  44.3            51.1            29.2            30.3
Ore in stockpiles            17.0            20.1             8.6            11.1
Gold in process               7.1             5.4             5.7             3.5
---------------------------------------------------------------------------------
                             68.4            76.6            43.5            44.9
=================================================================================

15   DEBTORS

                                                             GROUP                           COMPANY
                                                     2003            2002             2003             2002
                                                     US$M            US$m             US$M             US$m
------------------------------------------------------------------------------------------------------------
DUE WITHIN ONE YEAR:
Sundry debtors                                       33.2             10.3             17.5              1.3
Prepayments                                           6.0              3.7              2.8              1.3
Amounts due from subsidiary undertakings                -                -            221.8            181.3
------------------------------------------------------------------------------------------------------------
                                                     39.2             14.0            242.1            183.9
DUE AFTER MORE THAN ONE YEAR:
Sundry debtors                                          -              8.8                -                -
------------------------------------------------------------------------------------------------------------
                                                     39.2             22.8            242.1            183.9
============================================================================================================

16   CASH

                                            GROUP                          COMPANY
                                    2003            2002            2003            2002
                                    US$M            US$m            US$M            US$m
----------------------------------------------------------------------------------------
Cash at bank and in hand            52.6            17.1             8.1             3.9
Gold and cash in transit            20.2            24.2             9.8            15.6
----------------------------------------------------------------------------------------
                                    72.8            41.3            17.9            19.5
========================================================================================

17   CREDITORS

                                                                  GROUP                           COMPANY
                                                         2003             2002             2003             2002
                                                         US$M             US$m             US$M             US$m
-----------------------------------------------------------------------------------------------------------------
AMOUNTS FALLING DUE WITHIN ONE YEAR:
Trade creditors                                           36.2             45.2             17.7             18.8
Deferred purchase consideration                            4.7              3.0                -                -
Accruals and deferred income                              90.4             82.9             70.4             48.7
-----------------------------------------------------------------------------------------------------------------
                                                         131.3            131.1             88.1             67.5
=================================================================================================================
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR:
Deferred purchase consideration                              -              5.8                -                -
Accruals and deferred income                               3.6             18.2                -              9.0
Amounts due to subsidiary undertakings                       -                -            691.9            691.6
-----------------------------------------------------------------------------------------------------------------
                                                           3.6             24.0            691.9            700.6
=================================================================================================================

     The total deferred purchase consideration of US$4.7 million is in respect of the acquisition of Teberebie in 2000.

     Accruals and deferred income of US$94 million includes US$11.3 million (2002: US$27.8 million) in respect of deferred hedging income arising from the early close out of hedging contracts.

40                NOTES TO THE FINANCIAL STATEMENTS

                                                                  [ASHANTI LOGO]

18   BORROWINGS

                                                                GROUP                            COMPANY
                                                         2003            2002             2003             2002
                                                         US$M            US$m             US$M             US$m
----------------------------------------------------------------------------------------------------------------
Mandatorily Exchangeable Notes (note a.)                 75.0             75.0                -                -
Enlarged Revolving Credit Facility (note b.)            135.5            144.5                -                -
Project finance loans (note c.)                          24.3             23.4                -                -
Bank loans and overdrafts                                 5.4              8.2                -              0.5
Finance leases                                            2.1              3.5              2.1              3.5
Aviation loans                                              -              2.3                -              2.3
----------------------------------------------------------------------------------------------------------------
                                                        242.3            256.9              2.1              6.3
================================================================================================================
Repayments falling due:
Between one year and two years                           45.7              2.0              0.7              1.1
Between two and five years                               91.4            136.3              0.7              2.6
After five years                                         80.3            115.9                -              0.9
----------------------------------------------------------------------------------------------------------------
After more than one year                                217.4            254.2              1.4              4.6
Within one year                                          24.9              2.7              0.7              1.7
----------------------------------------------------------------------------------------------------------------
                                                        242.3            256.9              2.1              6.3
================================================================================================================

     a. The US$75.0 million of Mandatorily Exchangeable Notes ("MENs") are exchangeable into Ordinary Shares on either of the following events:

          (i) the completion date of the first rights issue ("Rights Issue") by the Company undertaken following the date of the MENs Deed Poll; or

          (ii) Ashanti serving a notice of exchange upon the holders of the MENs at any time after the date falling 18 months after the issue of the MENs.

          The MENs are exchangeable into Ordinary Shares at an exchange price of the lower of US$5.40 and the price at which the Company issues Ordinary Shares pursuant to the Rights Issue.

          The MENs (if not already exchanged) will be redeemable for cash on the earlier of:

          (i) a takeover offer for the Company, or a scheme of arrangement of the Company, becoming effective; or

          (ii) the date of maturity, being 30 June 2008.

          Interest on the MENs is being accrued at the rate of the Enlarged RCF but such interest only becomes payable if the MENs are redeemed for cash following one of the two events above. Any interest accrued will be deemed to be part of the consideration upon conversion of the MENs into equity.

     b. The Enlarged Revolving Credit Facility ("Enlarged RCF") is stated net of deferred loan fees of US$3.5 million which is being amortised over the term of the Loan. The Enlarged RCF will be repaid in eight semi-annual instalments each of US$20 million starting 12 months after the first drawdown with a further final instalment of US$40 million. The term of the loan is five years from 28 June 2002.

          The interest rate applicable to the Enlarged RCF increases over the life of the loan. The interest rate is as follows:

          (i) Years 1 and 2 - US dollar London Interbank Offer Rate (US LIBOR) plus 1.75%; and

          (ii) Years 3, 4 and 5 - US LIBOR plus 2.00%.

          Financial covenants provide that the ratio of consolidated net debt to consolidated EBITDA (based on the definitions in the Enlarged RCF) is no greater than 2.50:1 for the 12-month period ended on 31 December 2002, decreasing incrementally to 1.50:1 for any 12-month period ending after 30 June 2004 and that the ratio of consolidated EBITDA to consolidated net interest payable (based on the definitions in the Enlarged RCF) is not less than 4.50:1 for the 12-month period ended 31 December 2002, increasing incrementally to 6.00:1 for any 12-month period ending after 30 June 2004.

          Additionally, consolidated tangible net worth is not to be less than US$415.0 million at any time, and consolidated net debt is not to exceed 50% of the consolidated tangible net worth for the periods ending on or before 30 June 2004 and for the relevant periods thereafter shall not exceed 40% of the consolidated tangible net worth. The Enlarged RCF also contains default provisions, including cross-default provisions.

          The lenders under the Enlarged RCF have security over all the hedging contracts entered into by Ashanti Treasury Services Limited and Geita Treasury Services Limited, gold refining and purchasing agreements, insurance contracts, gold in transit and bank accounts. Security has also been granted over substantially all the assets of the Company and Ashanti Goldfields (Bibiani)Limited located in Ghana including the mining leases relating to the Obuasi and Bibiani mines. Ashanti also agreed to use its best endeavours to give security over its shares in Cluff Resources Limited, which owns the Geita Mine. In addition, Ashanti has effected a political risk insurance policy, or PRI, of up to US$131.0 million in relation only to Ghana for the benefit of the lenders who, prior to the closing of syndication, elected to take the benefit of PRI.

          The Group under its Enlarged RCF had undrawn committed borrowing facilities of US$21.0 million as at 31 December 2003.

     c. The project finance loans of US$24.3 million (2002: US$23.4 million) are in respect of loans provided to subsidiaries Ghanaian-Australian Goldfields Limited and Teberebie Goldfields Limited and are secured by fixed and floating charges over their respective assets.

NOTES TO THE FINANCIAL STATEMENTS                                             41

                                                                  [ASHANTI LOGO]

19   FINANCIAL INSTRUMENTS

     Debtors and creditors arising directly from the Group's operations and gold in transit are excluded from the following disclosures.

     INTEREST RATE PROFILE OF FINANCIAL LIABILITIES

     The interest rate profiles of the Group's financial liabilities at 31 December 2003 and 31 December 2002, which are predominately US dollar denominated, were as follows:

                                                                                        Fixed rate borrowings
                                                                                                    Weighted average
                           Floating rate        Fixed rate      Total gross      Weighted average    time for which
                            borrowings          borrowings      borrowings        interest rate       period fixed
                               US$m                US$m             US$m                %                  Years
-------------------------------------------------------------------------------------------------------------------
31 DECEMBER 2003               242.3                   -           242.3                   -                -
-------------------------------------------------------------------------------------------------------------------
31 December 2002               256.9                   -           256.9                   -                -
===================================================================================================================

     Interest on floating rate borrowings are determined primarily by reference to US LIBOR.

     INTEREST RATE PROFILE OF FINANCIAL ASSETS

     The interest rate profiles of the Group's financial assets at 31 December 2003 and 31 December 2002, which are predominately US dollar denominated, were as follows:

                              Fixed rate      Floating rate     Interest free           Total
                                US$m              US$m               US$m               US$m
--------------------------------------------------------------------------------------------
31 DECEMBER 2003                  -               49.1                3.5               52.6
--------------------------------------------------------------------------------------------
31 December 2002                  -               16.5                0.6               17.1
============================================================================================

     The financial assets of the Group comprise cash at bank and in hand.

     CURRENCY EXPOSURES

     The Group had no significant currency exposures given that all revenues are US dollar denominated as are the majority of its costs, monetary assets and financial liabilities.

     FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

     The fair value of the Group's financial instruments is as follows:

                                                                   2003                                    2002
                                                      BOOK VALUE          FAIR VALUE          Book Value          Fair Value
                                                         US$M                US$M                US$m                US$m
----------------------------------------------------------------------------------------------------------------------------
Financial instruments held or issued to
finance the Group's operations:
Long term borrowings                                     217.4               217.4                254.2               254.2
Short term borrowings                                     24.9                24.9                  2.7                 2.7
Cash                                                      52.6                52.6                 17.1                17.1
---------------------------------------------------------------------------------------------------------------------------
Derivative financial instruments to hedge
the Group's exposure to gold price risk:
Forwards                                                     -              (400.8)                   -               (56.0)
European Put options                                         -                28.4                    -                24.9
European Call options granted                                -              (153.1)                   -              (102.7)
Lease rate swaps                                             -                (6.6)                   -               (16.2)
===========================================================================================================================

     Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. The following methods and assumptions were used by the Group in estimating its fair value disclosure for financial instruments:

     Cash and other equivalents - The estimated fair value of these financial instruments approximates their carrying values due to their short maturities.

     Derivative financial instruments - Market values have been used to determine the fair value of lease rate swaps, call and put options, convertible structures, and forward contracts based on estimated amounts the Group would receive or have to pay to terminate the agreements, taking into account the current interest rate environment or current rates for similar options on forward contracts.

     Long-term debt - The estimated fair values of the Group's long-term debt are based on current interest rates available to the Group for debt instruments with similar terms and remaining maturities.

42               NOTES TO THE FINANCIAL STATEMENTS

                                                                  [ASHANTI LOGO]

19   FINANCIAL INSTRUMENTS (CONTINUED)

     HEDGING

     It is the Group's policy to hedge the risk of movements in the gold price using several types of derivative financial instruments.

     Gains and losses on instruments used for hedging the gold price are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on the instruments used for hedging and the movements therein, are as follows:

                                                                                 GAINS              LOSSES            NET GAINS
                                                                                 US$M                US$M                US$M
--------------------------------------------------------------------------------------------------------------------------------
Unrecognised gains and losses on hedges at 1 January 2003                         38.3               (10.5)               27.8
Gains arising in previous years recognised in the year                           (20.0)                5.3               (14.7)
------------------------------------------------------------------------------------------------------------------------------
Gains and losses arising before 1 January 2003 not recognised in the year         18.3                (5.2)               13.1
Gains and losses arising in the year and not recognised                              -                (1.8)               (1.8)
------------------------------------------------------------------------------------------------------------------------------
Unrecognised gains and losses on hedges at 31 December 2003                       18.3                (7.0)               11.3
------------------------------------------------------------------------------------------------------------------------------
Gains and losses to be recognised within one year                                 18.3                (7.0)               11.3
Gains and losses to be recognised after one year                                     -                   -                   -
==============================================================================================================================

20   PROVISIONS FOR LIABILITIES AND CHARGES
     GROUP

                                     DEFERRED            SITE
                                       TAX           REHABILITATION          TOTAL
                                       US$M              US$M                 US$M
----------------------------------------------------------------------------------
At 1 January 2003                       4.4               20.6                25.0
Charge for the year                       -                5.6                 5.6
Utilised during the year                  -               (2.8)               (2.8)
----------------------------------------------------------------------------------
AT 31 DECEMBER 2003                     4.4               23.4                27.8
==================================================================================

     The site rehabilitation provision is expected to be utilised over the next 20 years.

     DEFERRED TAX

                                                                            2003                 2002
                                                                                               Restated
                                                                            US$M                 US$M
------------------------------------------------------------------------------------------------------
Provision for deferred tax consists of the following amounts:
  Arising on fixed assets                                                   144.9                141.9
  Other timing differences                                                   (5.1)                (5.3)
  Tax losses carried forward                                               (135.4)              (132.2)
------------------------------------------------------------------------------------------------------
                                                                              4.4                  4.4
======================================================================================================

COMPANY

                                DEFERRED             SITE
                                  TAX           REHABILITATION         TOTAL
                                  US$M               US$M              US$M
---------------------------------------------------------------------------
At 1 January 2003                  1.8                9.4              11.2
Charge for the year               (1.8)               0.3              (1.5)
---------------------------------------------------------------------------
AT 31 DECEMBER 2003                  -                9.7               9.7
===========================================================================

NOTES TO THE FINANCIAL STATEMENTS                                             43

                                                                  [ASHANTI LOGO]

21   STATED CAPITAL

                                                                    NUMBER OF SHARES
------------------------------------------------------------------------------------
AUTHORISED
200,000,000 ordinary shares of no par value                            200,000,000
1 special rights redeemable preference share of no par value                     1
----------------------------------------------------------------------------------
                                                                       200,000,001
==================================================================================

                                                                                       ISSUED                    STATED CAPITAL
                                                                                       SHARES                         US$M
-------------------------------------------------------------------------------------------------------------------------------
ALLOTTED AND FULLY PAID
AT 1 JANUARY 2003:
Ordinary shares of no par value in issue                                            126,893,915                        588
Issue of shares at US$3.00 in respect of the exercise of the warrants                 3,593,053                         11
-------------------------------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003:
Ordinary shares of no par value in issue                                            130,486,968                        599
Ordinary shares in treasury                                                             556,987*                         -
1 special rights redeemable preference share of no par value                                  1                          -
-------------------------------------------------------------------------------------------------------------------------------
                                                                                    131,043,956                        599
===============================================================================================================================

     *The 556,987 ordinary shares held in treasury do not qualify for dividends and do not have voting rights.

     Based on the prices quoted on the New York Stock Exchange, the Company's share price traded during the year between a high of US$14.20 and a low of US$4.25. As at 31 December 2003, the Company's market capitalisation based on a share price of US$13.04 on that date was US$1.70 billion.

     The Government of Ghana holds the special rights redeemable preference share of no par value (the "Golden Share"). The Golden Share is non-voting but the holder is entitled to receive notice of and to attend and speak at any general meeting of the members or at any separate meeting of the holders of any class of shares. On winding up, the Golden Share has a preferential right to return of capital, the value of which will be 1,000 cedis.

     The Regulations of the Company provide that certain matters, principally matters affecting the rights of the Golden Share, the winding up of the Company or the disposal of a material part of the Group's assets, shall be deemed to be a variation of the rights attaching to the Golden Share and shall be effective only with the written consent of the holder of the Golden Share.

     All of the ordinary shares in issue rank pari passu in all respects.

     On 30 April 2003, the Company in general meeting passed a special resolution renewing an existing authority to make market purchases of its own shares up to an aggregate of 12,600,000 ordinary shares at a price per share (exclusive of expenses) of not more that 5 per cent above the average of the middle market quotations for the shares taken from the Daily Official List of the London Stock Exchange for the 5 business days immediately before the date of purchase. However, the Company did not utilise this authority. The authority for the Company to purchase its own shares will expire, unless renewed, on 30 July 2004 or at the conclusion of the Company's Annual General Meeting if held in 2004.

     In November 1999, pursuant to an agreement with the Company's hedge counterparties, a wholly-owned subsidiary, Ashanti Warrants Limited, issued unlisted warrants to subscribe for Mandatorily Exchangeable Securities under which the securityholders have the option of converting the securities into ordinary shares at a conversion price of US$3 per share. The warrants were issued in three equal tranches with expiry dates of 28 April 2004, 28 October 2004 and 28 April 2005.

     As at 1 January 2003 there were 5,889,879 outstanding warrants. During 2003, a total of 3,593,053 warrants were exercised at US$3 leaving 2,296,826 warrants outstanding at 31 December 2003.

     The conversion rights of the remaining warrants could give rise to the issue of up to 2,296,826 ordinary shares.

     In June 2002, the Group issued US$75.0 million of MENs which are exchangeable into ordinary shares at an exchange price of the lower of US$5.40 and the price at which Ashanti's ordinary shares will be issued pursuant to the rights issue. At a price of US$5.40 this could give rise to an issue of 13.9 million Ashanti ordinary shares. Pursuant to the subscription agreements for the MENs, Ashanti was obliged to use its best efforts to complete a rights issue by 28 December 2003. In light of the proposed merger with AngloGold, Ashanti agreed with Lonmin and the Government that the period to effect the rights issue would be extended to 28 December 2004. On implementation of the merger, the MENs will be redeemed in accordance with their terms.

44   NOTES TO THE FINANCIAL STATEMENTS

                                                                  [ASHANTI LOGO]

     21   STATED CAPITAL (CONTINUED)

     THE AGC SENIOR MANAGEMENT SHARE OPTION SCHEME

     As at 31 December 2003, the total number of ordinary shares over which executive directors, senior management and other officers held options was as set out below:

                                                                                OPTION                 NUMBER OF
                                                                                 PRICE              ORDINARY SHARES
            PERIOD OF EXERCISE                          CODE                      US$               OF NO PAR VALUE
-------------------------------------------------------------------------------------------------------------------
13 July 2003-12 July 2010                                 A                       1.66                     40,000
28 August 2003-27 August 2010                             B                       2.55                     50,000
3 May 2004-2 May 2011 (Replacement Options)               C                       2.29                  1,445,844
3 May 2004-2 May 2011                                     D                       2.29                    906,290
22 August 2005-21 August 2012                             E                       4.88                    599,560
-----------------------------------------------------------------------------------------------------------------
                                                                                                        3,041,694
=================================================================================================================

     All options granted on 3 May 2001 were granted with exercise prices of US$2.29. They ordinarily become exercisable on 3 May 2004 and lapse on 2 May 2011. Options granted on 22 August 2002 were granted with an exercise price of US$4.88 and ordinarily become exerciseable on 22 August 2005 and lapse on 21 August 2012. No options were granted in 2003.

     An analysis of options held by directors as at 31 December 2003 using the codes shown above is set out below:

                              B                C                D                E              Total
------------------------------------------------------------------------------------------------------
S E Jonah                        -           87,000          173,664           79,700          340,364
M Botsio-Phillips                -           13,500           18,760           14,130           46,390
*E D Ofori Atta                  -           13,500           16,509           12,430           42,439
*T S Schultz                     -           38,415           55,229           39,000          132,644
S Venkatakrishnan           50,000                -           52,828           37,300          140,128
------------------------------------------------------------------------------------------------------
TOTAL                       50,000          152,415          316,990          182,560          701,965
======================================================================================================

* Retired on 31 December 2003.

NOTES TO THE FINANCIAL STATEMENTS                                             45

                                                                  [ASHANTI LOGO]

22   DIRECTORS' INTERESTS

     The beneficial interests, including family interests, of the directors holding office at the end of the year in ordinary shares of the Company are set out below:

                                     SHARES                     SHARES UNDER OPTION
                          1 JANUARY       31 DECEMBER       1 JANUARY       31 DECEMBER
                             2003            2003             2003             2003
---------------------------------------------------------------------------------------
M E Beckett                  1,873            1,873                -                -
S E Jonah                   59,690           64,190          340,364          340,364
TE Anin                         53               53                -                -
M Botsio-Phillips              100            2,350           46,390           46,390
L Chalker                        -                -                -                -
C A Crocker                      -                -                -                -
TGibian                     20,000           20,000                -                -
G E Haslam                       -                -                -                -
M P Martineau                    -                -                -                -
N J Morrell                      -                -                -                -
E D Ofori Atta*                553            2,803           42,439           42,439
T S Schultz*                31,245           20,463          132,644          132,644
S Venkatakrishnan                -            2,250          140,128          140,128
---------------------------------------------------------------------------------------

     AGC 1994 EMPLOYEE SHARE SCHEME

     The shareholder-approved AGC 1994 Employee Share Scheme replaced the Performance Share Plan in 2001.

     Under the AGC 1994 Employee Share Scheme, executive directors and key employees receive Ashanti's shares for free if specified challenging internal and/or external performance conditions are achieved. For the awards set out under Category 'A' below, these targets must be met over the three year period following the making of the award. Provided those targets are met, the shares are then transferred to participants free of charge at the end of that period. In respect of awards set out under Category 'B' below, such targets had to be met before the awards were made after which the shares were awarded and are to be held in trust for three years from the date of award, on expiry of which they will be transferred to participants free of charge. On 22 August 2002, Ashanti issued 234,571 new Ashanti ordinary shares under this scheme of which 129,871 ordinary shares were awarded to executive directors.

     As at 31 December 2003 the following awards had been made to the directors holding office at the end of the year under the AGC 1994 Employee Share Scheme.

                          SHARES AWARDED UNDER THE
                       AGC 1994 EMPLOYEE SHARE SCHEME
      NAME               CATEGORY 'A'     CATEGORY 'B'
------------------------------------------------------
S E Jonah                        -           64,040
M Botsio-Phillips           12,000            9,036
E D Ofori Atta*             10,560            8,000
TS Schultz*                 35,328           24,940
S Venkatakrishnan           33,792           23,855
---------------------------------------------------
TOTAL                       91,680          129,871
===================================================

* Retired on 31 December 2003.

     The final tranche of shares awarded under the Performance Share Plan in July 2000 vested on 4 July 2003. Participants including directors holding office earned 75% of awards and shares were transferred to them accordingly.

     Between 1 January 2004 and 10 February 2004, there were no changes in the above directors' interests.

46   NOTES TO THE FINANCIAL STATEMENTS

                                                                  [ASHANTI LOGO]

     23   RESERVES

                                                   GROUP                                 COMPANY
                                  PROFIT AND    SHARE DEALS             PROFIT AND     SHARE DEALS
                                 LOSS ACCOUNT     ACCOUNT      TOTAL    LOSS ACCOUNT     ACCOUNT      TOTAL
                                     US$m           US$m       US$m         US$m          US$m         US$m
------------------------------------------------------------------------------------------------------------
At 1 January 2003                      (160.9)         19.0    (141.9)        (410.4)         19.0    (391.4)
Retained profit for the year             49.2          --        49.2           25.3            --      25.3
------------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003                    (111.7)         19.0     (92.7)        (385.1)         19.0    (366.1)
============================================================================================================

     In accordance with the Ghana Companies Code 1963 (Act 179), all transactions relating to the purchase and re-issue of the Company's own shares are recorded in a non-distributable share deals account.

     Group reserves is after goodwill written off in previous years of US$476 million (2002: US$476 million) arising on the acquisition of subsidiary undertakings.

     24 RECONCILIATION OF OPERATING PROFIT BEFORE EXCEPTIONAL OPERATING COSTS TO OPERATING CASH FLOWS

                                                              2003    2002
                                                              US$M    US$m
--------------------------------------------------------------------------
Total operating profit before exceptional operating costs     77.0    97.8
Share of operating profit in joint venture                   (31.3)  (16.7)
--------------------------------------------------------------------------
OPERATING PROFIT EXCLUDING JOINT VENTURE                      45.7    81.1
Depreciation and amortisation                                 66.9    75.1
Decrease/(increase) in stocks                                  8.2    (3.1)
(Increase)/decrease in debtors                               (16.1)    0.2
Decrease in creditors                                         (3.6)   (0.7)
Decrease in deferred hedging income                          (16.5)  (37.8)
Increase in provisions                                         2.8     2.7
Outflows related to exceptional costs                         (1.1)  (22.3)
--------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                     86.3    95.2
==========================================================================

     25   FINANCING

                                                         2003         2002
                                                         US$M         US$m
---------------------------------------------------------------------------
Enlarged Revolving Credit Facility  -  drawdowns            --        190.0
                                    -  repayments        (10.0)       (41.0)
Mandatorily Exchangeable Notes      -  drawdown             --         75.0
Issue of ordinary shares                                  10.8         41.8
5 1/2% Exchangeable Notes           -  repayments           --       (218.6)
Revolving Credit Facility           -  repayments           --        (55.0)
Other                               -  repayments         (9.4)       (11.4)
---------------------------------------------------------------------------
CASH OUTFLOW FROM FINANCING                               (8.6)       (19.2)
===========================================================================

     26   ANALYSIS OF NET DEBT

                                                          AT 1 JAN                 OTHER NON-CASH    AT 31 DEC
                                                            2003      CASH FLOW       MOVEMENTS         2003
                                                            US$m        US$m            US$m            US$m
--------------------------------------------------------------------------------------------------------------
Cash at bank                                                  16.2         34.6                --         50.8
Bank overdraft                                                (0.6)          --                --         (0.6)
--------------------------------------------------------------------------------------------------------------
Cash                                                          15.6         34.6                --         50.2
Gold in transit and restricted cash (liquid resources)        25.1         (3.1)               --         22.0
Borrowings                                                  (256.3)        19.4              (4.8)      (241.7)
--------------------------------------------------------------------------------------------------------------
NET DEBT                                                    (215.6)        50.9              (4.8)      (169.5)
==============================================================================================================

NOTES TO THE FINANCIAL STATEMENTS                                             47

                                                                  [ASHANTI LOGO]

27   RELATED PARTY TRANSACTIONS

     Ashanti's principal shareholder is Lonmin Plc ("Lonmin") which holds a 27.6% interest in the Company. On 3 March 2003, Ashanti announced that as of 1 March 2003 it had terminated the Technical Services Agreement (the "TSA") with Lonmin. Under the TSA, Lonmin had provided technical services and the services of Mr S E Jonah to the Group for which it received US$0.2 million in 2003 (2002: US$0.8 million).

     Another major shareholder is the Government of Ghana. The Group pays royalties, corporate and other taxes and utility charges in the normal course of business to the Government and associated authorities. Amounts paid during the year totalled approximately US$38 million (2002: US$48 million).

     In June 2002, Ashanti Capital (Second) Limited issued US$75 million of mandatorily exchangeable notes ("MENs"). The MENs are held entirely by Lonmin, with the Government of Ghana having an option over certain of the MENs. Pursuant to the subscription agreements for the MENs, Ashanti was obliged to use its best efforts to complete a rights issue by 28 December 2003. In light of the proposed merger with AngloGold, Ashanti agreed with Lonmin and the Government that the period to effect the rights issue would be extended to 28 December 2004. On implementation of the merger, the MENs will be redeemed in accordance with their terms.

     On 31 December 2003, Geita Gold Mining Limited made a distribution of US$30 million in partial repayment of outstanding shareholder loans. AngloGold agreed that US$15 million of the distribution that would otherwise have been payable to the AngloGold Group should instead be paid directly to the Ashanti Group. Following this repayment, the total principal amount of shareholder loans including accrued interest owed to the Ashanti Group was US$14.1 million. On 3 February 2004, AngloGold Geita Holdings Limited, a subsidiary of AngloGold, agreed to purchase this residual shareholder loan at par.

     On 3 February 2004, SMI Holdings Limited, a subsidiary at AngloGold, agreed to provide an unsecured loan facility of up to US$20 million to Ashanti Capital Limited, payable in two equal tranches. The first tranche can be drawn down at any time with five days' notice. The second tranche can be drawn down on five days' notice, subject to Ashanti providing evidence that: (a) it has fully utilised the existing headroom under the Enlarged RCF; and (b) all reasonable methods of raising finance by way of hedging and/or derivative transactions have been exhausted (subject to remaining in compliance with Ashanti's hedging policy and subject to the terms of the transaction agreement with AngloGold). On payment of any amount in respect of the second tranche, AngloGold is entitled to issue a notice specifying that no further capital expenditure shall be incurred in connection with the Siguiri project before the second tranche has been repaid in full, save for amounts that become due and payable under the terms of agreements entered into before the date of the notice. Interest is payable on the loan at the rate (inclusive of PRI premium) applicable to the Enlarged RCF. In certain circumstances, the Loan is subordinated to the terms of the Enlarged RCF. Each tranche of the loan is repayable on the earlier of the first anniversary of the date on which the first advance is made and 31 March 2005, subject to such subordination. AngloGold also agreed to provide a guarantee to Ashanti of up to US$6 million in respect of certain plant and machinery purchase agreements.

28   CONTINGENT LIABILITIES

     US CLASS ACTIONS

     The consolidated class action which was commenced in the year 2000, is pending against the Company and one officer and director and one former director under United States Federal Securities laws in the United States District Court for the Eastern District of New York. The complaint alleges non-disclosures and misstatements regarding Ashanti's hedging position and hedging programme. The plaintiffs contend that the Company and the individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under that Act. The plaintiffs seek unspecified damages, attorneys' and experts' fees and other reliefs. The damages sought by the plaintiffs have not yet been specified, as is common practice in US litigation at the current state of proceedings.

     The Company continues to vigorously defend the action. Depositions of key witnesses have been taken. Certain pre-trial motions filed by both parties have yet to be resolved by the trial court. Although the Company cannot make any assurances regarding the ultimate result of the litigation at this stage, based on its current knowledge, it believes that the outcome will have no material adverse effect on the Company's financial position.

     KIMIN - EMPLOYEE ACTIONS

     A number of expatriate employees instituted an action against Kilo-Moto Mining Corporation ("Kimin"), a subsidiary of the Company, and against the Company in the Brussels Labour Court for arrears of salary, severance payments and payment in lieu of holiday. Other claims have been made against the Company and Kimin by other ex-employees, consultants and third party creditors. The Company is currently evaluating these claims. Based on information currently available, the Company believes that this potential liability has been reasonably provided for in its financial statements.

     SIGUIRI - TAX DEMANDS

     The Government of the Republic of Guinea has demanded 22.6 billion Guinean francs (approximately US$11.3 million) from Societe Ashanti Goldfields de Guinee S.A. ("SAG") in respect of withholding and other taxes. SAG has a Convention de Base with the Republic of Guinea which provides for exemptions from these items and is therefore contesting this demand.

48   HEDGING APPENDIX

                                                                  [ASHANTI LOGO]

     The following table sets out Ashanti's hedge portfolio as at 31 December 2003:

                               2004         2005          2006        2007         2008          2009
-------------------------------------------------------------------------------------------------------
Forward Sales (ounces)         655,764      677,246      566,250      507,450      400,450      413,450
              (US$/ounce)          357          352          358          360          369          362
-------------------------------------------------------------------------------------------------------
CALLS:
Sold          (ounces)         496,180      470,478      182,006      173,826      218,410       70,970
              (US$/ounce)          341          350          368          357          365          368
-------------------------------------------------------------------------------------------------------
Bought        (ounces)         101,880      134,000       49,432       64,396           --           --
              (US$/ounce)          359          352          370          361           --           --
-------------------------------------------------------------------------------------------------------
Subtotal (ounces)              394,300      336,478      132,574      109,430      218,410       70,970
-------------------------------------------------------------------------------------------------------
SUMMARY:
PROTECTED     (ounces)         655,764      677,246      566,250      507,450      400,450      413,450
-------------------------------------------------------------------------------------------------------
COMMITTED     (ounces)       1,050,064    1,013,724      698,824      616,880      618,860      484,420
-------------------------------------------------------------------------------------------------------
Lease Rate Swap (ounces)       546,000      468,000    1,245,000    1,267,000    1,084,000      826,000
-------------------------------------------------------------------------------------------------------
Total committed ounces
as a percentage of total
forecast production
(excluding Geita for the
period of the project
financing ie 2003 - 2007)
-------------------------------------------------------------------------------------------------------
Deferred
Hedging Income (US$m)               11           --           --           --           --           --
-------------------------------------------------------------------------------------------------------

                                2010         2011         2012         2013         TOTAL
------------------------------------------------------------------------------------------
Forward Sales (ounces)         383,450      324,250      292,500      214,500    4,435,310
              (US$/ounce)          366          373          378          369          362
------------------------------------------------------------------------------------------
CALLS:
Sold          (ounces)          28,250       28,250           --           --    1,668,370
              (US$/ounce)          350          350           --           --          353
------------------------------------------------------------------------------------------
Bought        (ounces)              --           --           --           --      349,708
              (US$/ounce)           --           --           --           --          359
------------------------------------------------------------------------------------------
Subtotal (ounces)               28,250       28,250           --           --    1,318,662
------------------------------------------------------------------------------------------
SUMMARY:
PROTECTED     (ounces)         383,450      324,250      292,500      214,500    4,435,310
------------------------------------------------------------------------------------------
COMMITTED     (ounces)         411,700      352,500      292,500      214,500    5,753,972
------------------------------------------------------------------------------------------
Lease Rate Swap (ounces)       568,000      310,000      130,000           --           --
------------------------------------------------------------------------------------------
Total committed ounces
as a percentage of total
forecast production
(excluding Geita for the
period of the project
financing ie 2003 - 2007)                                                               45%
------------------------------------------------------------------------------------------
Deferred
Hedging Income (US$m)               --           --           --           --           11
------------------------------------------------------------------------------------------

     DETAILS OF HEDGING CONTRACTS OUTSTANDING AT 31 DECEMBER 2003

     FORWARD SALES:

     A total of 4.44 million ounces have been sold forward at an average price of US$362 per ounce.

     CALL OPTIONS:

     Ashanti has sold 1.67 million ounces of call options at an average strike price of US$353 per ounce. As a partial offset, Ashanti has bought 0.35 million ounces of call options at an average strike price of US$359 per ounce.

     GOLD LEASE RATE SWAPS:

     As of 31 December 2003, a maximum of 1.27 million ounces of Ashanti's hedged production will be exposed to the floating 3 month lease rate at any one time.

     The lease rate swaps can be broken down into the following types (under all of these contracts Ashanti receives a certain lease rate income, which can be regarded as compensation for the lease rate exposure that Ashanti takes
     on).

                                                                                                       FIXED RATE    VOLUME
DESCRIPTION                                                                                                (%)       (OUNCES)
-----------------------------------------------------------------------------------------------------------------------------
Ashanti pays a quarterly floating rate and receives a weighted average quarterly fixed rate of 1.80%      1.80      1,361,000

Ashanti pays a quarterly floating rate and receives a fixed amount of dollars at maturity.
The quarterly amount is rolled until maturity of each forward contract. The fixed amount for each contract is calculated using the formula: Volume*YearsToMaturity*302*2.00%
The next rate set is in 2006.                                                                             2.00        320,000
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                               1,681,000
-----------------------------------------------------------------------------------------------------------------------------

HEDGING APPENDIX                                                              49

                                                                  [ASHANTI LOGO]

MARK-TO-MARKET VALUATIONS

On 31 December 2003, the portfolio had a negative mark-to-market value of US$532.14 million. This valuation was based on a spot price of US$417 per ounce and the then prevailing applicable US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board. The delta at that time was 5.3 million ounces. This implies that a US$1 increase in the price of gold would have a US$5.3 million negative impact (approximate) on the mark-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the mark-to-market. All these variables can change significantly over short time periods and can consequently materially affect the mark-to-market valuation.

The approximate breakdown by type of the mark-to-market valuation at 31 December 2003, was as follows:

                                       US$M
--------------------------------------------
Forward contracts                    (400.82)
European Call options (net sold)     (124.76)
Lease rate swaps                       (6.56)
--------------------------------------------
                                     (532.14)
--------------------------------------------

HEDGE BOOK SENSITIVITIES

All of the projections set out below are forward looking statements and have been prepared for illustrative purposes only, based on the assumptions and sensitivities set out below and the hedge book as at 31 December 2003. Accordingly, the actual realised prices, cash flows, mark-to-market values and portfolio sensitivities could differ materially from those set out below as a result of a number of factors including active management of the hedge book.

MARK-TO-MARKET PROJECTIONS

The following table shows projected mark-to-markets of the portfolio for specified dates at specified spot gold prices. These mark-to-markets are calculated using mid-rates and no volatility skew for options is assumed. Note also that there is one lease rate swap that is not paid out immediately but is paid out in line with forward sales - for this a fixing rate of 2 per cent is assumed. All amounts are in US$ millions.

SPOT        US$300/OZ   US$325/OZ   US$350/OZ    US$375/OZ    US$400/OZ    US$425/OZ    US$450/OZ
-------------------------------------------------------------------------------------------------
Dec 04         103.78        4.43      (97.86)     (202.94)     (310.36)     (419.53)     (529.92)
Dec 05         106.61       26.57      (55.17)     (138.59)     (223.48)     (309.54)     (396.49)
Dec 06         104.59       39.42      (27.22)      (95.29)     (164.57)     (234.81)     (305.76)
Dec 07          97.52       45.89       (6.94)      (61.08)     (116.42)     (172.70)     (229.62)
Dec 08          86.13       45.24        3.93       (37.87)      (80.14)     (122.78)     (165.65)
Dec 09          71.32       40.68        9.82       (21.26)      (52.53)      (83.91)     (115.38)
Dec 10          53.07       31.99       10.78       (10.58)      (32.03)      (53.56)      (75.12)
Dec 11          33.43       20.52        7.61        (5.30)      (18.21)      (31.12)      (44.03)
Dec 12          13.06        7.51        1.97        (3.58)       (9.13)      (14.67)      (20.22)
Dec 13             --          --          --           --           --           --           --

50   HEDGING APPENDIX

                                                                  [ASHANTI LOGO]

     PORTFOLIO SENSITIVITIES

     The following table shows the sensitivity of the portfolio to certain market rate movements as at 31 December 2003. A description of each sensitivity is given below.

Delta                       (5.33)         (Ounces million)
Gold Rho                     14.0             (US$ million)
US Rho                      (15.2)            (US$ million)
Gold Vega                   (1.85)            (US$ million)
Theta (per day)              0.14             (US$ million)

     Delta The delta shows the gold ounces that Ashanti would have to buy to neutralise the Hedge Book position. The delta could also be interpreted as the change in mark-to-market for a US$1 move in the spot gold price, i.e. a US$1 increase in spot would reduce the mark-to-market by US$5.33 million.

     Gold Rho The gold rho figure shows the change in mark-to-market for a 25 basis point parallel shift in the gold interest rate curve, i.e. a 0.25 per cent rise in gold interest rate across the gold curve would increase the mark-to-market by US$14.0 million.

     US Rho The US rho figure shows the change in the mark-to-market for a 25 basis point parallel shift in US interest rates, i.e. a
                  0.25 per cent rise in US interest rates across the US interest rate curve would decrease the mark-to-market by US$15.2 million.

     Gold Vega    The Gold vega figure shows the change in mark-to-market for a
                  1 per cent parallel shift in the gold volatility curve, i.e. a 1 per cent rise in the gold volatility curve would decrease the mark-to-market by US$1.85 million.

     Theta The theta figure shows the change in mark-to-market owing to the passing of one day, with everything else remaining constant, i.e. if all market parameters stay the same, the mark-to-market would increase by US$0.14 million for the next day.

     CASH FLOW PROJECTIONS

     The following table shows a breakdown of the cash flows that would be received or paid under specified spot and lease rate assumptions. The specified lease rates are used for all rate-sets, i.e. three month. The specified spot price is used to cash-settle all contracts. All amounts are in US$ millions.

   SPOT              US$300/OZ                  US$325/OZ                  US$350/OZ
LEASE RATE     1%       2%       3%       1%       2%       3%       1%        2%        3%
---------------------------------------------------------------------------------------------
2004          38.11    36.87    35.62    20.54    19.19    17.84     1.53      0.07     (1.38)
2005          36.32    34.75    33.18    19.49    17.79    16.08    (0.70)    (2.53)    (4.36)
2006          33.73    32.18    30.64    19.64    17.96    16.29     5.49      3.69      1.88
2007          32.81    29.74    26.66    20.28    16.96    13.63     7.21      3.63      0.05
2008          30.05    26.56    23.07    20.20    16.42    12.64     9.65      5.58      1.50
2009          27.41    24.33    21.25    17.19    13.85    10.52     6.97      3.37     (0.22)
2010          26.42    23.84    21.26    16.89    14.09    11.29     7.36      4.35      1.33
2011          24.38    22.28    20.18    16.27    14.00    11.72     8.16      5.71      3.26
2012          22.85    21.14    19.43    15.48    13.63    11.77     8.11      6.11      4.12
2013          14.61    13.08    11.54     9.15     7.48     5.82     3.69      1.89      0.10
---------------------------------------------------------------------------------------------
TOTAL        286.69   264.77   242.83   175.13   151.37   127.60    57.47     31.87      6.28
---------------------------------------------------------------------------------------------

HEDGING APPENDIX                                                              51

                                                                  [ASHANTI LOGO]

GEITA HEDGING

The table below shows Ashanti's portion of hedging commitments for Geita as at 31 December 2003. This represents half of Geita's hedge commitments.

                              2004       2005       2006       2007      TOTAL
-------------------------------------------------------------------------------
Forward Sales (ounces)      195,299    174,828     94,576    120,938    585,641
             (US$/ounce)        289        294        296        298        293
-------------------------------------------------------------------------------
PUTS:
Bought (ounces)              25,586     24,350     18,115     23,390     91,441
       (US$/ounce)              291        291        291        292        291
-------------------------------------------------------------------------------
SUMMARY:
PROTECTED (ounces)          220,885    199,178    112,691    144,328    677,082
-------------------------------------------------------------------------------
COMMITTED (ounces)          195,299    174,828     94,576    120,938    585,641
-------------------------------------------------------------------------------
Lease Rate Swap (ounces)    116,774     76,301     41,420         --         --
-------------------------------------------------------------------------------

MARK-TO-MARKET VALUATION

On 31 December 2003, the Geita portfolio had a negative mark-to-market value of US$154.90 million, (Ashanti's portion: negative US$77.45 million). This valuation was based on a spot price of US$417 per ounce and the then prevailing US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board.

   SPOT             US$375/OZ                     US$400/OZ                     US$425/OZ                     US$450/OZ
LEASE RATE    1%        2%        3%        1%        2%        3%        1%        2%        3%        1%        2%        3%
--------------------------------------------------------------------------------------------------------------------------------
            (25.84)   (27.40)   (28.95)   (52.31)   (53.97)   (55.64)   (78.48)   (80.25)   (82.02)  (104.66)  (106.53)  (108.40)
            (23.25)   (25.22)   (27.18)   (48.35)   (50.44)   (52.54)   (73.59)   (75.82)   (78.04)   (98.84)  (101.19)  (103.55)
             (9.60)   (11.54)   (13.47)   (26.93)   (29.00)   (31.06)   (44.34)   (46.53)   (48.72)   (61.74)   (64.06)   (66.38)
             (6.92)   (10.76)   (14.60)   (22.29)   (26.39)   (30.48)   (37.55)   (41.90)   (46.25)   (52.81)   (57.42)   (62.03)
             (2.01)    (6.37)   (10.74)   (16.92)   (21.57)   (26.23)   (32.22)   (37.17)   (42.12)   (47.53)   (52.77)   (58.01)
             (3.96)    (7.81)   (11.66)   (15.74)   (19.85)   (23.96)   (27.74)   (32.10)   (36.47)   (39.73)   (44.36)   (48.98)
             (2.88)    (6.11)    (9.34)   (13.11)   (16.56)   (20.00)   (23.35)   (27.01)   (30.67)   (33.59)   (37.46)   (41.34)
             (0.66)    (3.28)    (5.90)    (9.48)   (12.27)   (15.07)   (18.29)   (21.26)   (24.23)   (27.11)   (30.26)   (33.40)
              0.74     (1.40)    (3.54)    (6.63)    (8.92)   (11.20)   (14.01)   (16.43)   (18.86)   (21.38)   (23.95)   (26.51)
             (1.78)    (3.70)    (5.62)    (7.24)    (9.29)   (11.34)   (12.71)   (14.89)   (17.06)   (18.17)   (20.48)   (22.79)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL       (76.16)  (103.59)  (131.00)  (219.00)  (248.26)  (277.52)  (362.28)  (393.36)  (424.44)  (505.56)  (538.48)  (571.39)
--------------------------------------------------------------------------------------------------------------------------------

52   FIVE YEAR FINANCIAL SUMMARY

                                                                  [ASHANTI LOGO]

                                                             Year to        Year to        Year to        Year to        YEAR TO
                                                           31 Dec 1999    31 Dec 2000    31 Dec 2001    31 Dec 2002    31 DEC 2003
                                                               US$m           US$m           US$m           US$m           US$M
----------------------------------------------------------------------------------------------------------------------------------
PROFIT AND LOSS
TOTAL TURNOVER                                                   582.1          582.2          554.4          552.2          564.9

TOTAL COSTS BEFORE EXCEPTIONAL ITEMS                            (485.8)        (493.1)        (457.6)        (466.5)        (487.9)

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS                         96.3           89.1           76.6           81.1           45.7

SHARE OF OPERATING PROFIT OF JOINT VENTURE
BEFORE EXCEPTIONAL ITEMS                                            --             --           20.2           16.7           31.3

PROFIT BEFORE TAXATION AND
EXCEPTIONAL ITEMS                                                 66.4           37.8           67.4           75.2           60.1

EXCEPTIONAL ITEMS                                               (250.0)        (168.6)            --          (23.5)          (5.6)
Taxation                                                          (2.7)          (8.8)          (9.6)           3.7           (4.1)
PROFIT/(LOSS) AFTER TAXATION AND
EXCEPTIONAL ITEMS                                               (186.3)        (139.6)          57.8           55.4           50.4

PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS                      (183.9)        (141.1)          59.9           56.2           49.2
Dividend                                                            --             --             --             --             --

RETAINED PROFIT/(LOSS) FOR THE YEAR                             (183.9)        (141.1)          59.9           56.2           49.2
----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS (US$)                 0.59           0.27           0.53           0.67           0.43
==================================================================================================================================

                                          31 Dec 1999    31 Dec 2000    31 Dec 2001    31 Dec 2002    31 DEC 2003
                                              US$m           US$m           US$m           US$m            US$M
-----------------------------------------------------------------------------------------------------------------
BALANCE SHEET
FIXED ASSETS                                  1,139.5          769.2          746.0          743.8          733.3

CURRENT ASSETS                                  197.9          167.0          151.7          140.7          180.4

CREDITORS:
AMOUNTS DUE WITHIN ONE YEAR                    (341.0)        (176.2)        (180.3)        (133.8)        (156.2)

NET CURRENT ASSETS/(LIABILITIES)               (143.1)          (9.2)         (28.6)           6.9           24.2

TOTAL ASSETS LESS CURRENT LIABILITIES           996.4          760.0          717.4          750.7          757.5

CREDITORS:
AMOUNTS DUE OVER ONE YEAR                      (578.6)        (456.7)        (350.4)        (278.2)        (221.0)

CAPITAL AND RESERVES
Stated capital                                  544.3          544.3          545.2          588.2          599.0
Reserves                                       (153.1)        (269.6)        (198.1)        (141.9)         (92.7)
-----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' FUNDS                             391.2          274.7          347.1          446.3          506.3
=================================================================================================================

SHAREHOLDER INFORMATION                                                      53

                                                                  [ASHANTI LOGO]

SHAREHOLDER PROFILE
as at 23 January 2004

                              NUMBER OF     PERCENTAGE OF TOTAL      NUMBER     PERCENTAGE OF
        CATEGORY             SHAREHOLDERS      SHAREHOLDERS        OF SHARES    ISSUED SHARES
---------------------------------------------------------------------------------------------
Private individuals             27,659              97.20           1,678,817         1.28
Pension funds                       28               0.10             271,826         0.21
Insurance companies                 11               0.04              11,055         0.01
Private/investment trusts           69               0.24             847,765         0.65
Other corporate holders            688               2.42         127,677,505        97.85
------------------------------------------------------------------------------------------
TOTAL                           28,455             100.00         130,486,968*      100.00
==========================================================================================
SIZE OF HOLDING
------------------------------------------------------------------------------------------
1       - 100                   26,219              92.14             373,058         0.29
101     - 500                    1,669               5.87             340,698         0.26
501     - 1,000                    278               0.98             191,281         0.15
1,001   - 5,000                    223               0.78             453,311         0.35
5,001   - 10,000                    25               0.09             189,745         0.15
10,001  and over                    41               0.14         128,938,875        98.80
------------------------------------------------------------------------------------------
TOTAL                           28,455             100.00         130,486,968*      100.00
==========================================================================================

*Excluding 556,987 ordinary shares held in Treasury

TWENTY LARGEST SHAREHOLDERS
as at 23 January 2004
(representing 98.5 per cent of the issued ordinary shares of 130,486,968)

                                                   NUMBER OF
NAME OF COMPANY/INDIVIDUAL                        SHARES HELD
-------------------------------------------------------------
1. BNY (Nominees) Limited*                         66,071,300
2. Lonmin Plc                                      36,000,000
3. Government of Ghana                             21,978,104
4. Libyan Arab African Investment Co. Ltd.          1,601,309
5. Vidacos Nominees Limited                         1,107,895
6. AGC Share Scheme Trustee Limited                   743,360
7. Band & Co                                          200,000
8. SSNIT                                              178,876
9. HSBC Bank, USA                                     140,820
10.Temple Asset (Private) Limited                     136,185
11.NYNominees Limited                                  99,056
12.Gold Coast Securities Limited                       87,171
13.Sam Esson Jonah                                     64,190
14.Bard Nominees (PVT)Limited                          58,769
15.EBG Stockbrokers/Adansi Development Fund            53,485
16.HSBC Global Custody Nominee (UK) Limited            30,679
17.Ashanti Goldfields Employees Provident Fund         27,650
18.GP2 Nominees - P/L                                  24,690
19.Henricus John Mary Wientjes                         21,390
20.Productive Nominees Limited                         20,000
-------------------------------------------------------------
                                                  128,644,929
=============================================================

*Depositary for Global Depositary Receipts

54   SHAREHOLDER INFORMATION

                                                                  [ASHANTI LOGO]

LISTING OF ORDINARY SHARES

The Company's ordinary shares are listed on the following international stock exchanges and trade under the symbols shown:

       Ghana                     AGC
       London                    ASN
       New York                  ASL (CUSIP # 043743202)
       Zimbabwe                  -

The Company's shares are also traded on the London and New York stock exchanges by way of a sponsored Global Depositary Receipt (GDR) facility with The Bank of New York as Depositary. The ratio of GDRs to ordinary shares is 1:1. The securities are also traded as ordinary shares on the Ghana and London stock exchanges.

On the Zimbabwe Stock Exchange, the Company's securities are also traded by way of a sponsored Zimbabwe Depositary Receipt (ZDR) facility with Temple Assets Executor and Trust Company (Private) Limited as Depositary and are also traded as ordinary shares. The ratio of ZDRs to ordinary shares is 100:1.

ASHANTI DEPOSITARY INTERESTS

Ashanti operates a scheme under which holders of Ashanti shares on its International Register are allowed to settle dealings on the London Stock Exchange using the CREST System (the paperless settlement system in the UK allowing securities to be transferred from one person's CREST account to another without the need to use share certificates or written instruments of transfer).

Against the deposit of each Ashanti share, Ashanti's International Branch Registrars, Capita IRGPlc issues a depositary interest (an Ashanti Depositary Interest).

DIVIDEND PAYMENTS

The Company's ordinary dividends, if any, are declared and paid in US dollars to shareholders on the International Register unless they elect to receive them in pounds sterling.

Shareholders on the Ghana Register receive their dividends in Cedis unless they are non-resident and elect to receive them in US dollars or pounds sterling.

Shareholders on the Zimbabwe Register receive their dividends in Zimbabwe dollars.

DIVIDEND MANDATES

Shareholders who wish to have their dividends paid directly into a bank or building society account should contact their Registrars for a dividend mandate form.

SHARE DIVIDEND PLAN

Shareholders are normally offered the opportunity under the Ashanti Share Dividend Plan to reinvest their cash dividends in the Company's shares. To date, the Ashanti Share Dividend Plan has not been offered to shareholders on the Zimbabwe Register because they would be disadvantaged by the significant share price differential between the London and Zimbabwe stock exchanges. The Company is monitoring the share price differential and will offer a share alternative once the differential is considered to be immaterial.

SHAREHOLDER ENQUIRIES:

INTERNATIONAL REGISTRARS'
UK TRANSFER OFFICE
IRG Plc
Bourne House,
34 Beckenham Road, Beckenham,
Kent BR3 4TU
Telephone: (+44-20) 8639 2000
Fax:       (+44-20) 8639 3430

GHANA REGISTRARS
NTHC Limited
Registrar/Custodial Unit
Martco House
Off Kwame Nkrumah Avenue
P O Box KIA 9563 Airport
Accra, Ghana
Telephone: (+233-21) 235817
Fax:       (+233-21) 240243

ZIMBABWE REGISTRARS
Syfrets Corporate and
Merchant Bank
1st Floor
99 Jason Moyo Avenue
P O Box 2540
Harare, Zimbabwe
Telephone: (+263-4) 736011
Fax:       (+263-4) 736022

GDR HOLDER ENQUIRIES:

The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor
New York, NY 10286
Telephone: (+1-212) 815 5133
Fax:       (+1-212) 571 3050

OFFICERS                                                                      55

                                                                  [ASHANTI LOGO]

CORPORATE OFFICE

S E Jonah *
Chief Executive and Group Managing Director

Mrs M Botsio-Phillips *
General Counsel

D M A Owiredu *
Acting Chief Operating Officer and Managing Director of Obuasi

S Venkatakrishnan *
Chief Financial Officer

E Abankroh *
Company Secretary

J K Anaman *
Managing Director, Public Affairs

M Arnesen
Managing Director, International Treasury

K Awotwi *
Managing Director,
  Strategic Planning & New Business Development

A Darko *
Managing Director,
  Information Systems & Telecoms

G Potter *
Managing Director, Metallurgy and Supplies

K Akosah-Bempah*
Special Assistant to the Chief Executive

K Antwi-Boasiako
Group Human Resources Coordinator

E Dwomoh-Appiah
General Manager, Properties

A de Freitas Group Mining Engineer

E Harlley *
Group Manager, Internal Audit

G Townsend
Group Financial Controller

K Tshribi
General Manager, Legal

ASHANTI ZIMBABWE

I Munikwa
General Manager

N A Armar
Finance Director

BIBIANI MINE

B Horochuk
Managing Director

IDUAPRIEM MINE

D Renner
Managing Director

OBUASI MINE

K Addo-Kuffour
Financial Controller

J A Amanor
Senior Manager, Geology

Mrs E Kwami
General Manager, Human Resources

S Oti-Attakorah
General Manager, Processing

A Kessie
General Manager, Operations Review

S Oti-Brako
General Manager, Mining

SIGUIRI, GUINEA

R Erickson
Directeur General and Managing Director,
 Societe Ashanti Goldfields de Guinee

B Aheto
Mine Manager, Siguiri

GEITA, TANZANIA

P Turner
Managing Director

P Louw
Finance Director

ASHANTI EXPLORATION

P N Cowley *
Managing Director

*Member of the Chief Executive's Committee

56   FORWARD LOOKING STATEMENTS

                                                                  [ASHANTI LOGO]

     This report contains a number of statements relating to plans, forecasts and future results of Ashanti Goldfields Company Limited ("Ashanti") that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America including but not limited to those related to future working capital, future production levels, operating costs and plans for diversification and the proposed merger with AngloGold Limited. Ashanti may also make written or oral forward-looking statements in its presentations, periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about Ashanti's beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and marked-to-market values of and cashflows from the hedgebook.

     Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that Ashanti may not be able to achieve the levels of production and operating costs it has projected. Additional risk factors affecting Ashanti are set out in Ashanti's filing with the US Securities and Exchange Commission.

     Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and marked-to-market values of and cashflows from the hedgebook, will not differ materially from the forward looking statements contained in this report. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in this report. These Risk Factors include leverage, gold price volatility, changes in interest rates, hedging operations, reserves estimates, exploration and development, mining, yearly output, power supply, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian statutory provisions, dividend flows and litigation. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

     Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of mines include the ability to produce profitably and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty. Likewise the cashflows from and marked-to-market values of the hedgebook can be affected by, inter alia, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

     Forward looking statements speak only as of the date they are made, and except as required by law, or unless required to do so by the Listing Rules of the UK Listing Authority, Ashanti undertakes no obligation to update publicly any of them in light of new information or future events.

CORPORATE INFORMATION                                                         57

                                                                  [ASHANTI LOGO]

ASHANTI GOLDFIELDS COMPANY LIMITED
Registered in Ghana No. 7094 ARBN 074 370 862

REGISTERED OFFICE
Gold House
Patrice Lumumba Road
PO Box 2665
Accra, Ghana
Telephones:                    (+233-21) 772190
                               (+233-21) 772235
                               (+233-21) 778160
                               (+233-21) 778167
                               (+233-21) 761311
(Satellite)                    874 1562524
Fax:                           (+233-21) 775947
(Satellite)                    874 1562525
Website                        www.ashantigold.com

Ernest Abankroh
Company Secretary
Telephone:                     (+233-21) 774977
Fax:                           (+233-21) 778155
E-Mail Address                 ernest.abankroh@ashantigold.com

LONDON OFFICE
3rd Floor, Roman House
Wood Street
London EC2Y 5BA
United Kingdom
Telephone:                     (+44-20) 7256 9938
Fax:                           (+44-20) 7256 9939

INVESTOR RELATIONS
CORPORATE OFFICE
James Anaman
Managing Director, Public Affairs
Telephones:                    (+233-21) 778178
                               (+233-21) 772190
Fax:                           (+233-21) 778156
E-Mail Address                 james.anaman@ashantigold.com

LONDON OFFICE
Corinne Gaisie
UK Representative
Telephone:                     (+44-20) 7256 9938
Fax:                           (+44-20) 7256 9939
E-Mail Address                 corinne.gaisie@ashanti.co.uk

THE GLOBAL CONSULTING GROUP
Allan Jordan (New York)
Telephone:                     (+1-646) 284 9452
Fax:                           (+1-646) 284 9494
E-Mail Address                 ajordan@hfgcg.com

BIBIANI MINE
PO Box 98, Bibiani, Ghana
Telephone:                     (+233-51) 20118
Satellite Fax:                 873 761314865

FREDA-REBECCA MINE
PO Box 70, Bindura, Zimbabwe
Telephone:                     (+263-71) 7300/1
Fax:                           (+263-71) 6919

GEITA MINE
PO Box 532
Geita, Tanzania
Telephone:                     (+255-28) 2520 500
Fax:                           (+255-28) 2520 502

IDUAPRIEM MINE
PO Box 283, Tarkwa, Ghana
Telephone:                     (+233-362) 505
(Satellite)                    873 1627111
Fax:                           (+233-362) 479
(Satellite)                    873 1627112

OBUASI MINE
PO Box 10, Obuasi, Ghana
Telephones:                    (+233-582) 494-8
                               (+233-582) 475
Fax:                           (+233-582) 268

SIGUIRI MINE
c/o Societe Ashanti Goldfields de Guinee
KM4, Cameroun B.P. 1006
Conakry, Guinee
Telephone:                     (+1-301) 916 53 87
Satellite                      873 761333884
                               873 685-51881
Fax:                           (+1-301) 916 53 79
Satellite                      873 76333885

ASHANTI EXPLORATION
4, Nortei Ababio Street
Roman Ridge
PO Box 2665, Accra, Ghana
Telephones:                    (+233-21) 774377
                               (+233-21) 767335/6
Fax:                           (+233-21) 778739